Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

Among

CINTAS CORPORATION,

BRAVO MERGER SUB, INC.

and

G&K SERVICES, INC.

Dated as of August 15, 2016

i

4.15	Labor Matters	24
4.16	Intellectual Property	25
4.17	Insurance	26
4.18	Brokers and Finders	27
4.19	Affiliate Transactions	27
4.20	No Other Representations	27

Article V	Representations and Warranties of Parent and Merger Sub	27

5.1	Organization, Good Standing and Qualification	27
5.2	Corporate Authority	28
5.3	Governmental Filings; No Violations; Etc.	28
5.4	Litigation	28
5.5	Capitalization of Merger Sub	28
5.6	Financing	29
5.7	Ownership of Company Common Stock	30
5.8	No Other Representations	30

Article VI	Covenants	30

6.1	Interim Operations	30
6.2	Acquisition Proposals	34
6.3	Proxy Filing; Information Supplied	37
6.4	Shareholders Meeting	38
6.5	Reasonable Best Efforts	39
6.6	Information; Status	41
6.7	Access and Reports	42
6.8	Financing and Financing Cooperation	42
6.9	Stock Exchange Delisting	46
6.10	Publicity	46
6.11	Employee Benefits	47
6.12	Expenses	48
6.13	Indemnification; Directors’ and Officers’ Insurance	48
6.14	Other Actions by the Company	50
6.15	Shareholder Litigation	50

Article VII	Conditions	51

7.1	Conditions to Each Party’s Obligation to Effect the Merger	51

ii

7.2	Conditions to Obligations of Parent and Merger Sub	51
7.3	Conditions to Obligation of the Company	52
7.4	Frustration of Conditions	53

Article VIII	Termination	53

8.1	Termination by Mutual Consent	53
8.2	Termination by Either Parent or the Company	53
8.3	Termination by the Company	53
8.4	Termination by Parent	54
8.5	Effect of Termination and Abandonment	54

Article IX	Miscellaneous and General	56

9.1	Survival	56
9.2	Modification or Amendment	56
9.3	Waiver of Conditions	56
9.4	Counterparts	56
9.5	GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL; SPECIFIC PERFORMANCE	56
9.6	Notices	58
9.7	Entire Agreement	59
9.8	No Third Party Beneficiaries	59
9.9	Obligations of Parent and of the Company	60
9.10	Severability	60
9.11	Interpretation; Construction	60
9.12	Assignment	61
9.13	Liability of Financing Source Parties	61

Annex A Defined Terms		A-1

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of August 15, 2016, among G&K Services, Inc., a Minnesota corporation (the “Company”), Cintas Corporation, a Washington corporation (“Parent”), and Bravo Merger Sub, Inc., a Minnesota corporation and a wholly owned subsidiary of Parent (“Merger Sub”).  The Company, Parent and Merger Sub may be referred to herein individually as a “party” and collectively as the “parties”.

RECITALS

1.                                      The boards of directors of Parent, Merger Sub and the Company have each approved this Agreement (including the plan of merger (as such term is described in Section 302A.611 of the Minnesota Business Corporation Act (the “MBCA”)) contained herein (the “Plan of Merger”)) pursuant to which, among other things, Parent will acquire the Company by means of a merger of Merger Sub with and into the Company (the “Merger”) on the terms and subject to the conditions set forth in this Agreement.

2.                                      Parent has adopted this Agreement and approved the transactions contemplated hereby as the parent and sole shareholder of Merger Sub.

3.                                      The Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

4.                                      Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of the Company to enter into this Agreement, Parent has delivered the Debt Financing Commitment Letter.

NOW, THEREFORE, in consideration of the promises, and of the representations, warranties, covenants and agreements, contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

The Merger; Closing; Effective Time

1.1                               The Merger.  Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the MBCA, at the Effective Time, Merger Sub will be merged with and into the Company and the separate corporate existence of Merger Sub will thereupon cease.  The Company will be the surviving corporation in the Merger (the “Surviving Corporation”), and the separate corporate existence of the Company, with all its rights, privileges, immunities, powers and franchises, will continue unaffected by the Merger, except as set forth in Article II.  The Merger will have the effects specified in the MBCA.

1.2                               Closing.  Unless otherwise mutually agreed in writing between the Company and Parent, the closing of the Merger (the “Closing”) will take place at the offices of Jones Day, 901 Lakeside Ave., Cleveland, OH 44114, at 10:00 a.m. on the third Business Day (the “Closing Date”) following the day on which the last to be satisfied or (to the extent permitted by Law)

waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement.

1.3                               Effective Time.   Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date and as soon as practicable following the Closing, Parent, the Company and Merger Sub shall cause the Merger to be consummated under the MBCA by filing articles of merger (the “Articles of Merger”) with the Minnesota Secretary of State and shall make all other filings or recordings required by the MBCA in connection with the Merger. The Merger shall become effective at such time (the “Effective Time”) as the Articles of Merger are duly filed with the Minnesota Secretary of State (or at such later time as may be specified in the Articles of Merger).

ARTICLE II

Articles of Incorporation and Bylaws
of the Surviving Corporation; Directors and Officers of the Surviving Corporation

2.1                               Articles of Incorporation.  At the Effective Time, the articles of incorporation of the Surviving Corporation as in effect immediately prior to the Effective Time will be amended in its entirety to be in the form of the articles of incorporation of Merger Sub as set forth in Exhibit A (the “Charter”), until duly amended as provided therein or by applicable Law.

2.2                               Bylaws.  The parties hereto will take all actions necessary so that the bylaws of the Company as in effect immediately prior to the Effective Time will be the bylaws of the Surviving Corporation (the “Bylaws”), until duly amended as provided therein or by applicable Law.

2.3                               Directors.  The parties hereto will take, or cause to be taken, all actions necessary so that the directors of Merger Sub immediately prior to the Effective Time will, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.

2.4                               Officers.  The officers of Merger Sub immediately prior to the Effective Time will, from and after the Effective Time, be the officers of the Surviving Corporation until their successors will have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and Bylaws.

ARTICLE III

Effect of the Merger on Capital Stock;
Exchange of Certificates

3.1                               Effect on Capital Stock.  At the Effective Time, as a result of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holder of any capital stock of the Company:

(a)                                 Merger Consideration.  Each share of Class A Common Stock, par value $0.50 per share, of the Company (each, a “Share” or, collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned by Parent, Merger Sub or any other direct or indirect wholly owned Subsidiary of Parent and Shares owned by the Company or any direct or indirect wholly owned Subsidiary of the Company (collectively, the “Cancelled Shares”), and (ii) Shares that are owned by shareholders (“Dissenting Shareholders”) that have perfected and not withdrawn a demand for appraisal rights pursuant to Sections 302A.471 and 302A.473 of the MBCA (“Dissenting Shares” and, together with the Cancelled Shares, the “Excluded Shares”)) will be converted into the right to receive $97.50 per Share (the “Per Share Merger Consideration”).  At the Effective Time, all of the Shares will cease to be outstanding, will be cancelled and will cease to exist, and each certificate (a “Certificate”) formerly representing any of the Shares (other than Excluded Shares) and any Shares (other than Excluded Shares) held in book-entry form (“Book-Entry Shares”) will thereafter represent only the right to receive the Per Share Merger Consideration, without interest.

(b)                                 Cancellation of Excluded Shares.  Each Excluded Share will cease to be outstanding, be cancelled without payment of any consideration therefor and will cease to exist, subject to the right of the Record Holder of any Dissenting Share to receive any payment under Section 3.2(g).

(c)                                  Merger Sub.  Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation.

3.2                               Exchange of Certificates.

(a)                                 Paying Agent.  At or prior to the Effective Time, Parent will make available or cause to be made available to a paying agent selected by Parent with the Company’s prior approval, which will not be unreasonably withheld or delayed (the “Paying Agent”), amounts in immediately available cash sufficient in the aggregate to provide all funds necessary for the Paying Agent to make payments of the Per Share Merger Consideration pursuant to Section 3.1(a) (such cash being hereinafter referred to as the “Exchange Fund”).  Until disbursed in accordance with the terms and conditions of this Agreement, the Paying Agent will invest the Exchange Fund as directed by Parent; provided, that (i) such investments shall be an obligation of, or guaranteed by, the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or bankers’ acceptances of commercial banks and (ii) no such investment (or losses thereon) shall affect the amount of Per Share Merger Consideration payable to the holders of Shares pursuant to Section 3.1(a).  To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt cash payment of the aggregate amount sufficient to pay the Per Share Merger Consideration pursuant to Section 3.1(a), Parent will promptly replace or restore the cash in the Exchange Fund lost through such investments or other events so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to make such cash payments.  Any interest and other income resulting from such investment will become a part of the Exchange Fund, and any amounts in excess of the amounts payable under

Section 3.1(a) will be promptly returned to Parent. No later than five Business Days prior to the Closing, Parent shall enter into an agreement with the Paying Agent, in form and substance reasonably satisfactory to the Company (which confirmation of satisfaction shall not be unreasonably withheld, conditioned or delayed), to effect the applicable terms of this Agreement.

(b)                                 Exchange Procedures.  Promptly after the Effective Time (and in any event within three Business Days thereafter), Parent will cause the Paying Agent to mail to each Record Holder of Shares represented by Certificates (other than with respect to Excluded Shares) (i) a letter of transmittal in customary form specifying that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 3.2(f)) to the Paying Agent and (ii) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof as provided in Section 3.2(f)), in exchange for the amount to which such Record Holder is entitled as a result of the Merger pursuant to Section 3.1(a).  Upon delivery of such letter of transmittal by any Record Holder of Shares (other than with respect to Excluded Shares), duly completed and duly executed in accordance with its instructions, and such other documents as the Paying Agent or Parent may reasonably require, and the surrender to the Paying Agent of a Certificate that immediately prior to the Effective Time represented such Shares (or affidavit of loss in lieu thereof as provided in Section 3.2(f)), such Record Holder will be entitled to receive in exchange therefor a cash amount by check or wire transfer of immediately available funds to an account designated by such Record Holder (less any required Tax withholdings as provided in Section 3.2(h)) equal to the product of (x) the number of Shares formerly represented by such Certificate (or subject to such affidavit of loss in lieu thereof as provided in Section 3.2(f)) and (y) the Per Share Merger Consideration, and the Certificate so surrendered will forthwith be cancelled, without payment or accrual of any interest.  In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a check for any cash to be delivered upon compliance with the procedures described above may be issued to the transferee if the applicable letter of transmittal is accompanied by all documents reasonably required by the Surviving Corporation to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable.

(c)                                  Book-Entry Shares.  No holder of Book-Entry Shares shall be required to deliver a Certificate or an executed letter of transmittal to the Paying Agent to receive the Per Share Merger Consideration that such holder is entitled to receive pursuant to this Article III. In lieu thereof and subject to the following sentence, each registered holder of one or more Book-Entry Shares (other than Excluded Shares) shall automatically upon the Effective Time be entitled to receive in exchange therefor an amount in cash equal to the product obtained by multiplying (x) the aggregate number of Shares represented by such holder’s Book-Entry Shares that were converted into the right to receive the Per Share Merger Consideration as a result of the Merger pursuant to Section 3.1(a) by (y) the Per Share Merger Consideration, and the Book-Entry Shares shall forthwith be cancelled, without payment or accrual of any interest.  The Paying Agent shall accept such Book-Entry Shares upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices.

(d)                                 Transfers.  From and after the Effective Time, there will be no transfers on the stock transfer books of the Company of any Shares that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, any Certificate is presented to the Surviving Corporation, Parent or the Paying Agent for transfer, it will be cancelled and exchanged for the cash amount in immediately available funds to which the holder of the Certificate is entitled pursuant to this Article III.

(e)                                  Termination of Exchange Fund.  Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund) that remains unclaimed 180 calendar days after the Effective Time will be delivered to the Surviving Corporation.  Any Record Holder (other than with respect to Excluded Shares) who has not theretofore complied with this Article III will thereafter look only to the Surviving Corporation for payment of the Per Share Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 3.2(h)), without any interest thereon, (i) upon due surrender of its Certificates (or affidavits of loss in lieu thereof as provided in Section 3.2(f)) or with respect to Book-Entry Shares, upon adherence with this Section 3.2 and (ii) upon delivery of a letter of transmittal in customary form that is provided promptly to such Record Holder by the Surviving Corporation, if applicable, and such other documents as reasonably required, in each case, to the Surviving Corporation.  Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Paying Agent or any other Person will be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(f)                                   Lost, Stolen or Destroyed Certificates.  If any Certificate will have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount and upon such terms as may be required by Parent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent will issue a check in the amount (after giving effect to any required Tax withholdings as provided in Section 3.2(h)) equal to the number of Shares represented by such lost, stolen or destroyed Certificate multiplied by the Per Share Merger Consideration.

(g)                                  Appraisal Rights.  Each Dissenting Share outstanding immediately prior to the Effective Time and held by a Dissenting Shareholder who has not voted in favor of the Plan of Merger and who has properly demanded appraisal for its Shares in accordance with Sections 302A.471 and 302A.473 of the MBCA and who has otherwise complied with all applicable provisions of Sections 302A.471 and 302A.473 of the MBCA, shall not be converted into the right to receive the Per Share Merger Consideration, but the Dissenting Shareholder of such Dissenting Share shall be entitled only to such rights as are granted by Sections 302A.471 and 302A.473 of the MBCA, unless such Dissenting Shareholder fails to perfect, withdraws or otherwise loses the right to appraisal under Sections 302A.471 and 302A.473 of the MBCA. If, either before or after the Effective Time, such Dissenting Shareholder fails to perfect, withdraws or loses the right to appraisal under Sections 302A.471 and 302A.473 of the MBCA, each Share held by that Dissenting Shareholder shall no longer be considered Dissenting Shares and shall thereupon be deemed to automatically be converted into, and to have become exchanged for, as of the Effective Time, the right to receive the Per Share Merger Consideration in accordance with Section 3.1(a). The Company shall give Parent prompt notice (and in any event within two Business Days) of any demands received by the Company for appraisal of Shares, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Except with the prior written consent of Parent, the Company shall not voluntarily make any payment with respect to, or offer to settle or settle, any such demands.

(h)                                 Withholding Rights.  Each of Parent, the Surviving Corporation and Paying Agent and their Affiliates will be entitled to deduct and withhold from any amounts payable to any person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any other applicable state, local or foreign Tax Law.  To the extent that amounts are so withheld, such withheld amounts (i) will be remitted to the applicable Governmental Entity, and (ii) will be treated for all purposes of this Agreement as having been paid to the holder of Shares in respect of which such deduction and withholding was made.

(i)                                     No Liability.  Notwithstanding anything to the contrary set forth in this Agreement, none of the Paying Agent, Parent, the Surviving Corporation or any other party hereto shall be liable to a holder of the Shares for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

3.3                               Treatment of Stock Plans.

(a)                                 Company Options.  Upon the terms and subject to the conditions set forth in this Agreement and without any action on the part of Parent, Merger Sub, the Company or any holder of an option to purchase Shares granted under the Stock Plans (each, a “Company Option”) (i) the vesting of each Company Option that remains outstanding as of immediately prior to the Effective Time shall be accelerated in full immediately prior to the Effective Time, (ii) each Company Option that remains outstanding as of immediately prior to the Effective Time shall be cancelled and terminated as of the Effective Time and (iii) each holder of each such Company Option shall cease to have any rights with respect thereto, except the right to be paid an amount in cash (without interest) equal to the product of (x) the total number of Shares previously subject to such Company Option and (y) the excess, if any, of the Per Share Merger Consideration over the exercise price per Share of such Company Option, less any required withholding Taxes (the “Option Cash Payment”). Notwithstanding the foregoing, with respect to any Company Option granted after calendar year 2016, to the extent the terms of such Company Option provide for such Company Option to become vested on a pro-rata basis upon the Closing and for the remaining unvested portion of such Company Option to become automatically forfeited upon the Closing, such Company Option will not become vested by reason of clause (i) in the preceding sentence and no Option Cash Payment will be made with respect to the portion of such Company Option that is automatically forfeited upon the Closing in accordance with the terms of such Company Option.  Parent shall cause the Surviving Corporation to pay the Option Cash Payments promptly following the Effective Time.  Any Company Option with an exercise price equal to, or in excess of, the Per Share Merger Consideration will be cancelled at the Effective Time for no consideration.

(b)                                 Restricted Stock.  Upon the terms and subject to the conditions set forth in this Agreement and without any action on the part of Parent, Merger Sub, the Company or any holder of an award of restricted Shares granted under the Stock Plans (“Restricted Stock”), each award of Restricted Stock that is outstanding immediately prior to the Effective Time shall become vested, subject to the conditions set forth in (i) below, if such conditions are applicable, immediately prior to the Effective Time and no longer subject to restrictions, (i) in the case of Restricted Stock subject to performance-based vesting conditions that have not been satisfied, if any, with respect to the number of shares of Restricted Stock determined as if the applicable performance goals had been achieved at the target level of performance at the end of the applicable performance period, and (ii) in the case of Restricted Stock not or no longer subject to performance-based vesting conditions, with respect to the total number of shares of such Restricted Stock, and in either case such vested and unrestricted Shares shall be treated as described in Section 3.1(a) of this Agreement, except that the Per Share Merger Consideration paid to the holder shall be reduced by any required withholding Taxes.  Notwithstanding the foregoing, with respect to any Restricted Stock granted after calendar year 2016, to the extent the terms of such Restricted Stock provide for such Restricted Stock to become vested on a pro-rata basis upon the Closing and for the remaining unvested portion of such Restricted Stock to become automatically forfeited upon the Closing, such Restricted Stock will not become vested by reason the preceding sentence and the portion of such Restricted Stock automatically forfeited upon the Closing in accordance with the terms of such Restricted Stock will be cancelled at the Effective Time for no consideration.  Promptly following the Effective Time, any cash dividends previously paid by the Company with respect to Restricted Stock and held as of the Effective Time by the Company or its designated agent shall be distributed by the Company to the holder of such Restricted Stock, to the extent such Restricted Stock has become vested at the Effective Time in accordance with this Section 3.3(b).  Restricted Stock that remains unvested and subject to restrictions at the Effective Time (after giving effect to this Section 3.3(b)), and any cash dividends previously paid by the Company with respect to such Restricted Stock, shall be forfeited and the holders of such Restricted Stock shall cease to have any rights with respect thereto.

(c)                                  Other Awards.  Each award of a right under any Stock Plan (other than awards of Company Options or Restricted Stock, the treatment of which is specified in Sections 3.3(a) and 3.3(b), respectively) entitling the holder thereof to Shares or cash equal to or based on the value of Shares (a “Share Unit”) that is outstanding or payable as of the Effective Time shall be cancelled and terminated as of the Effective Time and each Share Unit holder shall cease to have any rights with respect thereto, except the right to be paid an amount in cash (without interest) equal to the product of (i) (A) in the case of Share Units subject to performance-based vesting conditions that have not been satisfied immediately prior to the Effective Time, if any, the number of Shares determined as if the applicable performance goals had been achieved at the target level of performance at the end of the applicable performance period and (B) in the case of Share Units not or no longer subject to performance-based vesting conditions, the total number of Shares underlying such Share Units, and (ii) the Per Share Merger Consideration, less any required withholding Taxes (the “Share Unit Payment”). Notwithstanding the foregoing, with respect to any Share Unit granted after calendar year 2016, to the extent the terms of such Share Unit provide for such Share Unit to become vested on a pro-rata basis upon the Closing and for the remaining unvested portion of such Share Unit to become automatically forfeited upon the Closing, no Share Unit Payment will be made with respect to the portion of such Share Unit that is automatically forfeited upon the Closing in accordance with the terms of such Share Unit. Parent shall cause the Surviving Corporation to pay the Share Unit Payments promptly following the Effective Time. In the event that such Share Unit Payment would cause any additional Taxes to be payable pursuant to Section 409A of the Code with respect to a Share Unit, the payment shall instead be made in accordance with the terms of the applicable Stock Plan and related award or other governing document and at the earliest time permitted under the terms of such Share Unit that will not result in a Tax or penalty under Section 409A of the Code.

(d)                                 Corporate Actions.  At or prior to the Effective Time, the Company, the board of directors of the Company and the compensation committee of the board of directors of the Company, as applicable, will adopt any resolutions and take any actions which are necessary to effectuate the provisions of Sections 3.3(a), 3.3(b) and 3.3(c) and to endorse the directors of Merger Sub as the directors of the Surviving Corporation for purposes of any applicable change of control provision in any Benefit Plan.  Prior to the Effective Time, the Company will take all actions necessary to ensure that from and after the Effective Time neither Parent nor the Surviving Corporation will be required to deliver Shares or other capital stock of the Company to any Person pursuant to or in settlement of Company Options, Restricted Stock or Share Units.

(e)                                  Employee Stock Purchase Plan.  The Company shall take all actions necessary such that (i) the then current offering period (and payroll deductions) under the Company’s Employee Stock Purchase Plan (the “Company ESPP”) shall terminate at least 30 days prior to the Effective Time, (ii) participant accounts are applied in accordance with the Company ESPP to purchase Shares immediately following the termination of such final offering period (and payroll deductions), and (iii) the Company ESPP terminates immediately prior to the Closing Date.  Any Shares so purchased shall be treated in accordance with Section 3.1(a).  All amounts withheld by the Company on behalf of the participants in the Company ESPP that have not been used to purchase Shares prior to the termination of the Company ESPP will be returned to the participants without interest pursuant to the terms of the Company ESPP upon the termination of the Company ESPP.

3.4                               Adjustments to Prevent Dilution.  If the Company changes the number of Shares or securities convertible or exchangeable into or exercisable for Shares issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, the Per Share Merger Consideration will be equitably adjusted to reflect such change and, as so adjusted, will, from and after the date of such event, be the Per Share Merger Consideration.

ARTICLE IV

Representations and Warranties

Except as set forth in the Company Reports filed with the SEC since June 28, 2014, that are publicly available prior to the date of this Agreement (excluding, in each case, any disclosures set forth in any risk factors section, the “Forward-Looking Statements” section or any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature of any such Company Reports) or in the corresponding sections or subsections of the disclosure letter in agreed form delivered to Parent by the Company contemporaneously with this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter will be deemed disclosure with respect to any other section or subsection of the Company Disclosure

Letter only to the extent that the relevance of such item to such section or subsection is reasonably apparent on its face), the Company hereby represents and warrants to Parent and Merger Sub as follows:

4.1                               Organization, Good Standing and Qualification.  The Company and each of its Significant Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each of the Company’s Subsidiaries (other than its Significant Subsidiaries) is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted.  The Company and each of its Subsidiaries is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except as would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect.  Prior to the date of this Agreement, the Company has made available to Parent true, correct and complete copies of the Company’s and its Significant Subsidiaries’ certificates of incorporation and bylaws or comparable governing documents, each as amended to the date of this Agreement, and each as so delivered is in full force and effect, and the Company and such Subsidiaries are each not in violation (other than immaterial violations) of any of their respective provisions.

4.2                               Capital Structure.

(a)                                 The authorized capital stock of the Company consists of 400,000,000 Shares and 30,000,000 shares of Class B Common Stock, $0.50 per value per share (the “Class B Shares”).  As of the close of business on August 12, 2016, 19,681,478 Shares were outstanding and zero Class B Shares were outstanding.  All of the outstanding Shares have been duly authorized and are validly issued, fully paid and nonassessable.  Other than 1,206,048 Shares reserved for issuance under the G&K Services, Inc. Amended and Restated 1996 Directors’ Stock Incentive Plan, the G&K Services, Inc. 1998 Stock Option and Compensation Plan, as amended, and the G&K Services, Inc. Restated Equity Incentive Plan (2013) (the “Stock Plans”), the Company has no Shares reserved for issuance.  There are no outstanding awards under the G&K Services, Inc. Amended and Restated 1996 Directors’ Stock Incentive Plan.  After October 1, 2016, there will be no awards outstanding under the G&K Services, Inc. 1998 Stock Option and Compensation Plan.  Section 4.2(a) of the Company Disclosure Letter contains a correct and complete list of awards currently outstanding under the Stock Plans, including the date of grant, number of Shares and, where applicable, the exercise price.  Each of the outstanding shares of capital stock or other securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by the Company or by a direct or indirect wholly owned Subsidiary of the Company, free and clear of all Liens.  Except as set forth above or in Section 4.2(a) of the Company Disclosure Letter, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares of capital stock or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding.  Upon any issuance of any Shares in accordance with the terms of the Stock Plans, such Shares will be duly authorized, validly issued, fully paid and nonassessable and free and clear of all Liens.  The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

(b)                                 Section 4.2(b) of the Company Disclosure Letter sets forth (x) each of the Company’s Subsidiaries and the ownership interest of the Company in each such Subsidiary, as well as the ownership interest of any other Person or Persons in each such Subsidiary and (y) the Company’s or its Subsidiaries’ capital stock, equity interest or other direct or indirect ownership interest in any other Person.  The Company does not own, directly or indirectly, any voting interest in any Person that would require an additional filing by Parent under the HSR Act in order to consummate the Merger and the other transactions contemplated by this Agreement.

(c)                                  Each Company Option (i) was granted in compliance with all applicable Laws and all of the terms and conditions of the Stock Plan pursuant to which it was issued, (ii) has an exercise price per Share equal to or greater than the fair market value of a Share on the date of such grant, and (iii) has a grant date identical to the date on which the Company’s board of directors or compensation committee thereof actually awarded such Company Option.

4.3                               Corporate Authority; Approval and Fairness.

(a)                                 The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger, subject only to adoption of this Agreement (including the Plan of Merger) by the holders of a majority of the outstanding Shares entitled to vote on such matter at a shareholders’ meeting duly called and held for such purpose (the “Requisite Company Vote”).  This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding Contract of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights (the “Enforceability Exception”).

(b)                                 The board of directors of the Company has unanimously (of those present) approved this Agreement (including the Plan of Merger) and the transactions contemplated hereby, including the Merger (such approval having been made in accordance with the MBCA, including for purposes of Section 302A.613, Subd.1 thereof) and recommended that the Company’s shareholders approve the Merger and adopt this Agreement (including the Plan of Merger) (such recommendations, the “Company Recommendation”).

(c)                                  The board of directors of the Company has received the opinion of its financial advisor, Merrill Lynch, Pierce, Fenner & Smith Incorporated, to the effect that, as of the date of such opinion, and subject to and based on the various qualifications, assumptions, limitations and matters set forth therein, the Per Share Merger Consideration is fair from a financial point of view, as of the date of such opinion, to such holders of Shares (other than Cancelled and Dissenting Shares), a copy of which opinion will, promptly after the execution of this Agreement, be delivered to Parent solely for informational purposes.

4.4                               Governmental Filings; No Violations.

(a)                                 No notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company from, any domestic or foreign governmental or regulatory authority, agency, commission, body, court or other legislative, executive or judicial governmental entity (each, a “Governmental Entity”), in connection with the execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other transactions contemplated hereby other than (i) the filing of the Articles of Merger; (ii) the filing with the SEC of a proxy statement to be sent to the shareholders of the Company in connection with the Shareholders Meeting to be held in connection with this Agreement, the Merger and the other transactions contemplated hereunder (as it may be amended, supplemented or modified from time to time, the “Proxy Statement”) and such reports as required under Sections 13 and 16 of the Exchange Act in connection with this Agreement; (iii) compliance with the applicable rules and regulations of the Nasdaq; (iv) compliance with the applicable requirements of the HSR Act; (v) compliance with the applicable requirements of the Competition Act; and (vi) notices, reports, filings, consents, registrations, approvals, permits or authorizations that the failure to obtain would not reasonably be expected to have a Material Adverse Effect (items (i) through (vi), collectively, the “Company Approvals”).

(b)                                 The execution, delivery and performance of this Agreement by the Company do not, and the consummation of the Merger and the other transactions contemplated hereby will not, constitute or result in (i) a breach or violation of, or a default under, the articles of incorporation or bylaws of the Company or the comparable governing documents of any of its Subsidiaries, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any obligations under or the creation of a Lien on any of the assets of the Company or any of its Subsidiaries pursuant to any Contract binding upon the Company or any of its Subsidiaries or, assuming (solely with respect to performance of this Agreement and consummation of the Merger and the other transactions contemplated hereby) compliance with the matters referred to in Section 4.4(a)(i) — (v), under any Law to which the Company or any of its Subsidiaries is subject, or (iii) any change in the rights or obligations of any party under any Contract binding upon the Company or any of its Subsidiaries, except, in the case of clauses (ii) or (iii) above, as would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect.

(c)                                  Except for (i) relationships with the Company or any of its Subsidiaries as an officer, director or employee thereof (and compensation by the Company or any of its Subsidiaries in consideration of such services) in accordance with the terms of their employment and (ii) relationships with the Company as shareholders or option holders therein, to the Knowledge of the Company, none of the directors or executive officers (as defined in Exchange Act Rule 3b-7) of the Company or Persons holding more than 5% of the Shares (“5% Holders”)

is presently a party to, or was a party to, during the three years preceding the date of this Agreement, any Contract with the Company or any of its Subsidiaries.  To the Knowledge of the Company, none of the executive officers (as defined in Exchange Act Rule 3b-7) or directors of the Company or 5% Holders has any direct or indirect material interest in any property, real or personal, tangible or intangible, including Intellectual Property, used in or pertaining to the business, or any supplier, distributor, or customer of the Company or any of its Subsidiaries, except for normal rights of a shareholder.

4.5                               Company Reports; Financial Statements.

(a)                                 The Company has filed or furnished, as applicable, on a timely basis all forms, statements, reports and documents required to be filed or furnished by it with or to the SEC pursuant to the Exchange Act or the Securities Act since June 28, 2014 (the “Applicable Date”) (such filed or furnished forms, statements, reports and documents, including any amendments thereto, the “Company Reports”).  Each of the Company Reports, at the time of its filing or being furnished complied or, if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and any rules and regulations promulgated thereunder applicable to the Company Reports.  As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment), the Company Reports did not, and any Company Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact, or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.  To the Knowledge of the Company, none of the Company Reports is the subject of an ongoing or outstanding Action by the SEC.  As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received by the Company from the SEC or its staff with respect to any of the Company Reports.  To the Knowledge of the Company, there has been no correspondence between the SEC and the Company between the Applicable Date and the date of this Agreement that is not available on the SEC’s Electronic Data Gathering Analysis and Retrieval database.

(b)                                 Since the Applicable Date, the Company has been and is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules and regulations of Nasdaq.

(c)                                  The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act.  Such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents.  The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act).  Such internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.  The Company has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to the Company’s auditors and the audit committee of the board of directors of the Company (A) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably expected to adversely affect the Company’s ability to record, process, summarize and report financial information and has identified for the Company’s auditors and audit committee of the board of directors of the Company any material weaknesses in internal control over financial reporting and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.  Since the Applicable Date, no material complaints from any source regarding accounting, internal accounting controls or auditing matters, and no material concerns from Company employees regarding questionable accounting or auditing matters, have been received by the Company.  To the Knowledge of the Company, no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company’s chief legal officer, audit committee (or other committee designated for the purpose) of the board of directors of the Company or the board of directors of the Company pursuant to the rules adopted pursuant to Section 307 of the Sarbanes-Oxley Act or any Company policy contemplating such reporting, including in instances not required by those rules.

(d)                                 Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) (i) fairly presents in all material respects, or, in the case of Company Reports filed after the date of this Agreement, will fairly present in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of its date and each of the consolidated statements of operations, stockholders’ equity and cash flows included in or incorporated by reference into the Company Reports (including any related notes and schedules), (ii) fairly presents in all material respects, or, in the case of Company Reports filed after the date of this Agreement, will fairly present in all material respects, the results of operations, stockholders’ equity and cash flows, as the case may be, for the Company and its consolidated Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), and (iii) in each case, were prepared in accordance with GAAP consistently applied during the periods involved, except as may be noted therein and except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC.

4.6                               Absence of Certain Changes.

(a)                                 Since June 27, 2015 through the date of this Agreement, (i) the Company and its Subsidiaries have conducted their respective businesses only in the ordinary course of such businesses, and (ii) neither the Company nor any of its Subsidiaries has taken any of the actions described in Section 6.1(a)(vi), (viii), (xii), (xiv) or (xvi).

(b)                                 Since June, 27, 2015 through the date of this Agreement, there has not been any event, change in circumstances or effect involving, or other change in, the financial condition, properties, assets, liabilities, business or results of their operations or any circumstance, occurrence or development, except as would not, individually or in the aggregate, have or be reasonably expected to have a Material Adverse Effect.

4.7                               Litigation and Liabilities.

(a)                                 As of the date of this Agreement, there is no Action pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective properties or assets or, to the Knowledge of the Company, any executive officer or director of the Company or any of its Subsidiaries in their capacities as such that involve or reasonably would be expected to involve an amount in excess of $1,000,000 or, that if decided adversely against the Company or any of its Subsidiaries would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)                                 As of the date of this Agreement, none of the Company or any of its Subsidiaries or any of their respective businesses or assets is party to or subject to the provisions of any order, writ, judgment, award injunction or decree of any Governmental Entity or any arbitrator which would reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(c)                                  Except as reflected or reserved against in the Company’s consolidated balance sheet (or the notes thereto) included in the Company’s Annual Report on Form 10-K for the fiscal year ended June 27, 2015, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, whether known or unknown and whether due or to become due, except for liabilities:  (i) incurred in the ordinary course of business since June 27, 2015, (ii) incurred in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement, or (iii) that would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect.  Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any off-balance sheet partnership, joint venture or any similar arrangement (including any Contract relating to any transaction or relationship between or among the Company and/or any of its Subsidiaries, on the one hand, and any other Person, including any structured finance, special purpose or limited purpose Person, on the other hand), or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K of the Securities Act).

4.8                               Employee Benefits.

(a)                                 Section 4.8(a) of the Company Disclosure Letter sets forth a complete list of (i) all material “employee benefit plans,” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), (ii) all other material severance pay, salary continuation, bonus, incentive, stock option, equity-based, retirement, pension, welfare benefit, profit sharing or deferred compensation plans, contracts, programs, funds, or arrangements of any kind, and (iii) all other material employee benefit plans, contracts, programs, funds, or arrangements and any trust, escrow, or similar agreement related thereto, whether or not funded, in respect of any present or former employees, directors, officers, shareholders, consultants, or independent contractors of the Company and its Subsidiaries that are sponsored or maintained by the Company or any of its Subsidiaries or with respect to which the Company or any of its Subsidiaries is required to make payments, transfers, or contributions or has any current or future liability (all of the above being hereinafter individually or collectively referred to as a “Benefit Plan” or “Benefit Plans,” respectively).

(b)                                 With respect to each material Benefit Plan (other than a Multiemployer Plan), true and complete copies of the following materials have been delivered or made available to Parent:  (i) all plan documents or, in the case of an unwritten Benefit Plan, a written description thereof, (ii) the most recent determination letters from the IRS, (iii) all summary plan descriptions, summaries of material modifications and annual reports, (iv) all trust agreements, insurance contracts, participation agreements, and other documents relating to the funding or payment of benefits, (v) the three most recently filed Form 5500 Annual Reports, along with all schedules and attachments, or Annual Information Return in respect of any Non-U.S. Benefit Plan (which Annual Information Return shall be provided no later than 30 days after the date hereof) and (vi) material correspondence relating to any such Benefit Plan between the Company, any of its Subsidiaries or their representatives and any government agency or regulatory body within three years of the date hereof.

(c)                                  Except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, each Benefit Plan (other than a Multiemployer Plan) has been maintained, operated, and administered in compliance with its terms and any related documents or agreements and in compliance with all applicable Laws.  There have been no prohibited transactions or breaches of any of the duties imposed on “fiduciaries” (within the meaning of Section 3(21) of ERISA) by ERISA with respect to the Benefit Plans (other than Multiemployer Plans) that could result in any liability or excise Tax under ERISA or the Code being imposed on the Company or any of its Subsidiaries that would, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(d)                                 Each Benefit Plan (other than a Multiemployer Plan) intended to be qualified under Section 401(a) of the Code is so qualified and has been determined by the IRS to be so qualified, or may rely on an opinion letter from the IRS with respect to such qualification, and each trust created thereunder has been determined by the IRS to be exempt from Tax under the provisions of Section 501(a) of the Code, and, to the Knowledge of the Company, nothing has occurred since the date of any such determination that would reasonably be expected to give the IRS grounds to revoke such determination.

(e)                                  Except as set forth on Section 4.8(e) of the Company Disclosure Letter, neither the Company nor any ERISA Affiliate currently has, and at no time in the past 6 years has had, an obligation to contribute to a “defined benefit plan” as defined in Section 3(35) of ERISA, a pension plan subject to the funding standards of Section 302 of ERISA or Section 412 of the Code, a “multiemployer plan” as defined in Section 3(37) of ERISA or Section 414(f) of the Code or a “multi-employer” pension or benefit plan as defined in the applicable Laws of a jurisdiction outside of the United States (each, a “Multiemployer Plan”) or a “multiple employer plan” within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code.

(f)                                   Except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, no liability under Title IV of ERISA has been or is expected to be incurred by the Company or any of its Subsidiaries or any ERISA Affiliate.  No “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the 30-day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred in the preceding six years with respect to any Benefit Plan or will be required to be filed in connection with the transactions contemplated by this Agreement.  No Benefit Plan is, or is expected to be, in “at-risk” status (within the meaning of Section 303(i)(4)(A) of ERISA or Section 430(i)(4)(A) of the Code).  Neither the Company nor any of its Subsidiaries has provided, or is required to provide, security to any “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (each, a “Pension Plan”) or to any single-employer plan of an ERISA Affiliate pursuant to Section 436 of the Code. Under each Pension Plan which is a single-employer plan, there has been no material change in the financial condition, whether or not as a result of a change in funding method, of such Pension Plan since the valuation date used for the most recent actuarial valuation report delivered or made available to Parent.  With respect to any Multiemployer Plan contributed to by the Company, any of its Subsidiaries or any ERISA Affiliate, (i) none of the Company, any of its Subsidiaries nor any ERISA Affiliate has incurred any withdrawal liability under Title IV of ERISA or the applicable Laws of a jurisdiction outside of the United States which remains unsatisfied, and (ii) a complete withdrawal from all such Multiemployer Plans at the Effective Time would not result in any material liability to the Company and its Subsidiaries, taken as a whole.

(g)                                  Except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, all contributions required to be made under each Benefit Plan, as of the date of this Agreement, have been timely made taking into account any applicable grace period and all obligations in respect of each Benefit Plan have been properly accrued and reflected to the extent required by GAAP in the most recent consolidated balance sheet filed or incorporated by reference in the Company Reports prior to the date of this Agreement.

(h)                                 No Benefit Plan (other than a Multiemployer Plan) is or at any time during the last six years was funded through a “welfare benefit fund” as defined in Section 419(e) of the Code, and no benefits under any Benefit Plan are or at any time have been provided through a voluntary employees’ beneficiary association (within the meaning of subsection 501(c)(9) of the Code) or a supplemental unemployment benefit plan (within the meaning of Section 501(c)(17) of the Code).

(i)                                     Except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, all contributions, transfers and payments in respect of any Benefit Plan, other than transfers incident to an incentive stock option plan within the meaning of Section 422 of the Code, have been or are fully deductible under the Code.

(j)                                    There is no pending or, to the Knowledge of the Company, threatened assessment, complaint, proceeding, or investigation of any kind in any court or government agency with respect to any Benefit Plan (other than routine claims for benefits), nor is there any basis for one.

(k)                                 Except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, all (i) insurance premiums required to be paid with respect to, (ii) benefits, expenses, and other amounts due and payable under, and (iii) contributions, transfers, or payments required to be made to, any Benefit Plan prior to the Closing Date will have been paid, made or accrued on or before the Closing Date.

(l)                                     With respect to any Insurance Policy providing funding for benefits under any Benefit Plan, there is no liability of the Company or any of its Subsidiaries in the nature of a retroactive rate adjustment, loss sharing arrangement, or other actual or contingent liability, nor would there be any such liability if such Insurance Policy was terminated on the date hereof that would, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole.

(m)                             Except as contemplated by this Agreement, the execution and performance of this Agreement will not (alone or in conjunction with any other event) (i) constitute a stated triggering event under any Benefit Plan that will result in any payment or funding in a grantor trust or otherwise (whether of severance pay or otherwise) becoming due from the Company or any of its Subsidiaries to any current or former officer, employee, director or consultant (or dependents of such Persons), or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any current or former officer, employee, director or consultant (or dependents of such Persons) of the Company or any of its Subsidiaries.

(n)                                 Except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, and except as permitted pursuant to Section 6.1, neither the Company nor any of its Subsidiaries have agreed or committed to institute any plan, program, arrangement or agreement for the benefit of employees or former employees of the Company or any of its Subsidiaries other than the Benefit Plans, or to make any amendments to any of the Benefit Plans.

(o)                                 No amount that could be received (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Agreement by any employee, officer or director of the Company or any of its Subsidiaries or any of their Affiliates who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or Benefit Plan currently in effect would be characterized as an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code).  The Company has made available to Parent its estimate of any Section 280G calculations prepared (whether or not final) with respect to “disqualified individuals” within the meaning of Section 280G(c) of the Code in connection with the transactions contemplated hereby assuming for such purposes that such individuals’ employment were terminated immediately following the Effective Time as if the Effective Time were December 31, 2016.

(p)                                 Section 4.8(p) of the Company Disclosure Letter sets forth each material Benefit Plan that is maintained outside of the United States (each, a “Non-U.S. Benefit Plan”).  Except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, each Non-U.S. Benefit Plan has been established, maintained, operated, administered, funded and invested in compliance with all applicable Law (including applicable Law regarding the form, funding and operation of the Non-U.S. Benefit Plan) and the terms of such Non-U.S. Benefit Plan and any related documents or agreements in all respects.  Except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, each Non-U.S. Benefit Plan that is required to be registered or meet similar requirements has been registered or met such similar requirements, and has been maintained in good standing with the applicable regulatory authorities.  Except as set forth on

Section 4.8(p) of the Company Disclosure Letter, no Non-U.S. Benefit Plan sponsored or maintained by the Company or any of its Subsidiaries contains a defined benefit provision as defined in subsection 147.1(1) of the Income Tax Act (Canada).  Except as set forth on Section 4.8(p) of the Company Disclosure Letter, the only material obligation of the Corporation or any of its Subsidiaries with respect to a Non-U.S. Benefit Plan that is a Multiemployer Plan is to make the monetary contributions to such Non-U.S. Benefit Plan in the amounts specified in the applicable collective bargaining agreement and all such contributions have been made.

(q)                                 No Benefit Plan provides retiree death or retiree medical benefits other than (i) coverage mandated by Law or (ii) death or retirement benefits under any Benefit Plan that is intended to be qualified under Section 401(a) of the Code.

(r)                                    No individual has a right to any gross-up or indemnification from the Company or any of its Subsidiaries for any Taxes or penalties imposed by Section 409A or Section 4999 of the Code.

(s)                                   No Benefit Plan that provides for the deferral of compensation represents amounts notionally invested in a number of Shares or otherwise provides for distributions or benefits that are calculated based on the value of a Share.

4.9                               Compliance with Laws; Permits.

(a)                                 Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, since January 1, 2015, the Company and each of its Subsidiaries has been and is being conducted in compliance in all respects with all applicable federal, state, local or foreign law, statutes or ordinances, common law, or any rule, regulation, standard, judgment, order, writ, injunction, decree, agency requirement, license or permit of any Governmental Entity (collectively, “Laws”).  No material Action by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, is threatened.  Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company and each of its Subsidiaries has obtained and is in compliance with all permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity (“Permits”) necessary to own, lease and operate its properties or other assets and to carry on its respective business. All such Permits are valid and in full force and effect, except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole.

(b)                                 None of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any of their respective directors, officers, employees, consultants, sales representatives, distributors or agents, in such capacity and on behalf of the Company, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to political activity or (ii) violated, directly or indirectly, any applicable money laundering or anti-terrorism Law or directly or indirectly lent, contributed or otherwise made available any funds to any Person for the purpose of financing the activities of any Person currently targeted by any U.S. sanctions administered by the United States Office of Foreign

Asset Control.  The Company, its Subsidiaries, and to the Knowledge of the Company, its Affiliates and each of their respective directors, officers, employees, consultants, sales representatives, distributors and agents, have complied at all times, and are in compliance, with all applicable U.S. and non-U.S. anti-corruption and anti-bribery Laws with respect to the Company, including the U.S. Foreign Corrupt Practices Act (15 U.S.C. §§ 78dd-1 et seq.).  In this regard, the Company, its Subsidiaries and, to the Knowledge of the Company, its Affiliates and each of their respective directors, officers, employees, consultants, sales representatives, distributors and agents, in such capacity and on behalf of the Company, have not given, offered, agreed or promised to give, or authorized the giving, directly or indirectly, of any money or other thing of value to any Person as an inducement or reward for favorable action or forbearance from action or the exercise of influence. The Company, its Subsidiaries and, to the Knowledge of the Company, its Affiliates have instituted and maintain policies and procedures which are reasonably expected to be effective to ensure continued compliance with any such U.S. and non-U.S. anti-bribery, anti-corruption money laundering and anti-terrorism Laws.

4.10                        Material Contracts; Government Contracts.

(a)                                 Except for this Agreement and Contracts filed as exhibits to the Company Reports prior to the date of this Agreement, none of the Company or any of its Subsidiaries is a party to or bound by any of the following Contracts:

(i)                                     any Contract that is a partnership, limited liability company, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership, limited liability company or joint venture in which the Company owns, directly or indirectly, any voting or economic interest of 10% or more, or any interest valued at more than $5,000,000, without regard to percentage voting or economic interest, other than with respect to any wholly owned Subsidiary of the Company (each, a “Joint Venture”);

(ii)                                  any Contract with any Top 20 Supplier;

(iii)                               any Contract, other than Contracts relating to real property, that relates to the acquisition or disposition of any business or assets not in the ordinary course of business pursuant to which the Company or any of its Subsidiaries has any liability in excess of $1,000,000 individually;

(iv)                              any Contract evidencing Indebtedness of the Company or any Subsidiary in excess of $10,000,000;

(v)                                 any Contract that contains any provision expressly requiring the Company or any of its Subsidiaries to purchase or sell goods or services exclusively to or from another Person or that prohibits or limits the rights of the Company or any of its Subsidiaries to make, sell, market or distribute any products or services (or after the Effective Time, Parent or any of its Affiliates);

(vi)                              any Contract that grants “most favored nation” status that has had or would reasonably be expected to have a material impact on the Company and its Subsidiaries taken as a whole;

(vii)                           any Contract that would reasonably be expected to require the disposition of any material assets, line of business or product line of the Company or any of its Subsidiaries or restrict the disposition of the same by the Company or any of its Subsidiaries (or after the Effective Time, Parent or any of its Affiliates);

(viii)                        any Contract to which the Company or any of its Subsidiaries is a party containing a standstill or similar agreement pursuant to which one party has agreed not to acquire assets or securities of the other party or any of its Affiliates;

(ix)                              any Contract between the Company or any of its Subsidiaries and any director or officer of the Company or any 5% Holder or their immediate family members other than Benefit Plans;

(x)                                 any Contract that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries would reasonably expect to be required to purchase or sell, as applicable, any equity interests of any Person or material assets;

(xi)                              any Contract pursuant to which the Company or any of its Subsidiaries grants to any third party any license (other than non-exclusive licenses granted in the ordinary course), release, covenant not to sue or similar right with respect to Owned Intellectual Property;

(xii)                           any Company Labor Agreement; and

(xiii)                        any other Contract or group of related Contracts that, if terminated or subject to a default by any party thereto, would, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect (the Contracts described in clauses (i) - (xiii), and all Contracts with any Top 20 Customer, together with all exhibits and schedules to such Contracts, being the “Material Contracts”).

(b)                                 A true and correct copy of each Material Contract has previously been delivered to Parent.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each Material Contract is valid and binding on the Company or its Subsidiaries, as the case may be, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect.  There is no default under any Material Contracts by the Company or its Subsidiaries and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or its Subsidiaries, except as would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect.  No Contract with any Top 50 Customer contains any special inventory, processing or servicing requirements materially inconsistent with those requirements contained in the Company’s form customer agreements, which have been made available to Parent prior to the date of this Agreement.

(c)                                  Since January 1, 2014, with respect to each Government Contract and Government Bid of the Company or any of its Subsidiaries, except as would not individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, to the Knowledge of the Company (i) (A) no Governmental Entity or other Person has notified the Company or any of its Subsidiaries in writing that the Company or any of its Subsidiaries, or any officer or employee of the Company of any of its Subsidiaries, has breached or violated any such Government Contract or Government Bid, and there are no pending audits or investigations relating to any such alleged breaches or violations, and (B) neither the Company nor any of its Subsidiaries has made any voluntary or mandatory disclosure in writing to any Governmental Entity with respect to any violation of Law arising under or relating to any Government Contract or Government Bid; (ii) no termination for convenience, termination for default, cure notice or show cause notice has been issued to the Company or any of its Subsidiaries and remains unresolved pertaining to any Government Contract currently in effect; (iii) there are no outstanding disputes between the Company or any of its Subsidiaries and any Governmental Entity or any other Person arising under or relating to any Government Contract or Government Bid; and (iv) neither the Company nor any of its Subsidiaries nor any Principal (as that term is defined in FAR 52.203-13) of the Company or any of its Subsidiaries are or have been debarred, noticed for debarment or suspended from participation in the award of contracts with the U.S. Government or any other Governmental Entity (excluding for this purpose ineligibility to bid on certain contracts due to generally applicable bidding requirements), and no suspension or debarment actions with respect to Government Contracts have been commenced or threatened against the Company, any Subsidiary of the Company or any Principal (as that term is defined in FAR 52.203-13) of the Company or any of its Subsidiaries.

4.11                        Property.

(a)                                 Section 4.11(a)(i) of the Company Disclosure Letter sets forth a true, complete and accurate list of all real property parcels (including the address or location) owned by the Company or any of its Subsidiaries as of the date of this Agreement (the “Owned Real Property”). Section 4.11(a)(ii) of the Company Disclosure Letter sets forth a true, complete and accurate list of all leases, subleases or other occupancy arrangement pursuant to which the Company or any of its Subsidiaries is a lessee or sublessee or has a right to use the real property owned by another Person (the “Leases”), including the address or location of the subject Leased Real Property. Section 4.11(a)(iii) of the Company Disclosure Letter sets forth a true, complete and accurate list of all Contracts in effect as of the date hereof pursuant to which the Company or any of its Subsidiaries leases or otherwise grants rights to occupy any portion of the Owned Real Property or the Leased Real Property to any other Person (the “Demising Leases”).

(b)                                 Except as would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect, each of the Company and its Subsidiaries that owns the Owned Real Property has good and valid fee simple title thereto, free and clear of all Liens. Except for Permitted Liens and except as would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect, each of the Company and its Subsidiaries that leases Leased Real Property pursuant to a Lease has a valid leasehold interest therein, free and clear of all Liens.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each Lease is valid and binding on the Company or its Subsidiaries, as the case may be, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect.  There is no default under any Lease by the Company or its Subsidiaries and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or its Subsidiaries, except as would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect.

(c)                                  There are no outstanding options, rights of first offer or rights of first refusal in favor of a third party to purchase any Owned Real Property or any interest of the Company or its Subsidiaries under any Lease which, if exercised, would, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect. True, complete and accurate copies of all Leases and Demising Leases have been made available to Parent.

(d)                                 Except as would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect, there are no pending or, to the Knowledge of the Company, threatened (i) appropriation, condemnation, eminent domain or like Actions relating to the Owned Real Property or the Leased Real Property or (ii) Actions to change the zoning classification, variance, special use or other applicable land use law of any portion or all of the Owned Real Property or, to the Knowledge of the Company, the Leased Real Property.

(e)                                  All material tangible assets (including the Owned Real Property and Leased Real Property) of the Company and its Subsidiaries are, in the aggregate (and with due consideration for reasonable wear and tear, casualty and condemnation, and the age of each such asset), in sufficient operating condition and repair to operate the business of the Company and its Subsidiaries in substantially the same manner as currently conducted except to the extent that failure to be in such condition would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect.

4.12                        Takeover Statutes.  Assuming the accuracy of the representations and warranties in Section 5.7, the Company has taken all actions necessary to render inapplicable the restrictions in Sections 302A.671, 302A.673 and 302A.675 of the MBCA, and no other control share acquisition, fair price, moratorium, antitakeover or similar statute or regulation enacted under state or federal laws applies or purports to apply to any transactions contemplated by this Agreement (each, a “Takeover Statute”).

4.13                        Environmental Matters.  Except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect: (a) the Company and its Subsidiaries are and, since January 1, 2013, have been in compliance with all applicable Environmental Law; (b) no property currently owned or operated by the Company or any of its Subsidiaries has been contaminated with any Hazardous Substance in a manner that requires reporting, investigation, assessment, cleanup, removal, remediation or other responsive action by, or would otherwise reasonably be expected to give rise to liability of, the Company or its Subsidiaries under any Environmental Law or any Contract; (c) no property formerly owned or operated by the Company or any of its Subsidiaries was contaminated with any Hazardous Substance by the Company or any Subsidiary during such period of ownership or operation in a manner that requires reporting, investigation, assessment, cleanup, removal, remediation or other responsive action by, or would otherwise reasonably be expected to give rise to liability of, the Company or any Subsidiary under any Environmental Law or any Contract; (d) neither the Company nor any of its Subsidiaries has received any notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries may be in violation of or subject to liability under any Environmental Law in the past five years or which remains outstanding; and (e) neither the Company nor any of its Subsidiaries is subject to any outstanding order, decree, injunction or other arrangement with any Governmental Entity relating to liability under any Environmental Law.

4.14                        Taxes.

(a)                                 The Company and each of its Subsidiaries (i) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate in all material respects; (ii) have paid all material amounts of Taxes (whether or not shown on any Tax Returns); (iii) have paid all material amounts of Taxes that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor or third party; (iv) have complied in all material respects with the collection and remittance of sales and similar Taxes that the Company or any of its Subsidiaries are obligated to collect and remit; and (v) have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(b)                                 There are no Actions pending or, to the Knowledge of the Company, that have been threatened in respect of Taxes or Tax matters.

(c)                                  There is no Lien (other than a Permitted Lien) on any of the assets of the Company or those of any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay, or delay (or alleged delay) in paying, any Tax.

(d)                                 No claim has been made within the past six years, in writing, by a Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries do not file Tax Returns that the Company or its Subsidiary is or may be subject to taxation by that jurisdiction.

(e)                                  Neither the Company nor any of its Subsidiaries is a party to any Tax allocation, Tax sharing or similar Contract entered into before the Closing pursuant to which it will have any obligation after the Closing.

(f)                                   Neither the Company nor any of its Subsidiaries has any liability for Taxes of any other Person, including any obligation to indemnify or otherwise succeed to the liability of any other Person for Taxes, as a transferee or successor, or pursuant to any Law (including Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law)), Contract, or otherwise.

(g)                                  All material transactions entered by the Company or any of its Subsidiaries have satisfied applicable transfer pricing Laws.

(h)                                 There are no Tax rulings, requests for rulings or closing agreements in effect or pending with any Governmental Entity relating to the Company or any of its Subsidiaries the effect of which would be binding on the Company or any of its Subsidiaries after the Closing Date.

(i)                                     Neither the Company nor any of its Subsidiaries will be required to include any material item of income, or exclude any material item of deduction from, taxable income for any taxable period ending after the Closing Date as a result of any (i) change in method of accounting under Section 481 of the Code (or any similar provision of state, local or foreign Law), (ii) use of an improper method of accounting, (iii) closing agreement as described under Section 7121 of the Code (or any similar provision of state, local or foreign Law), (iv) intercompany transaction or excess loss account under Section 1502 of the Code and the Treasury Regulations thereunder (or any similar provision of state, local or foreign Law), (v) installment sale or open transaction disposition; (vi) any prepaid amount; or (vii) an election under Section 108(i) of the Code.

(j)                                    Neither the Company nor any of its Subsidiaries has entered into any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b).

(k)                                 Within the past three years, neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code.

(l)                                     Neither the Company nor any of its Subsidiaries has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

(m)                             The Company has made available to Parent true and correct copies of the United States federal income Tax Returns filed by the Company and its Subsidiaries for each of the fiscal years ended in 2015, 2014 and 2013.

(n)                                 It is agreed and understood that no representation or warranty is made by the Company in this Agreement in respect of Tax matters, other than the representations and warranties set forth in Section 4.5, Section 4.6, Section 4.7(c), Section 4.8 and this Section 4.14.

4.15                        Labor Matters.  The Company has previously made available to Parent correct and complete copies of all labor and collective bargaining agreements, Contracts or other agreements or understandings with a labor union or labor organization to which the Company or any of its Subsidiaries is party or by which any of them are otherwise bound (collectively, the “Company Labor Agreements”).  To the Knowledge of the Company, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made involving employees of the Company or any of its Subsidiaries.  Except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole: (i) neither the Company nor any of its Subsidiaries is the subject of any Action that asserts that the Company or any of its Subsidiaries has committed an unfair labor practice or that seeks to compel it to bargain with any labor union or labor organization, nor is there pending or, to the Knowledge of the Company, threatened, nor has there been for the past five years, any labor strike, dispute, walk-out, work stoppage, slow-down or lockout involving the Company or any of its Subsidiaries, (ii) the consummation of the Merger and the other transactions contemplated by this Agreement will not entitle any third party (including any labor union or labor organization) to any payments under any of the Company Labor Agreements, (iii)  the Company and each of its Subsidiaries is in compliance in all respects with all applicable Laws respecting labor, employment, fair employment practices (including equal employment opportunity Laws), terms and conditions of employment, workers’ compensation, occupational safety and health, affirmative action, employee privacy, plant closings, immigration and wages and hours, (iv) neither the Company nor any of its Subsidiaries is delinquent in any payments (other than isolated de minimus amounts) to any of their respective employees or former employees for any wages, salaries, commissions, bonuses or other direct compensation for any services performed for the Company or any of its Subsidiaries, (v) neither the Company nor any of its Subsidiaries has incurred any  liability or obligation under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder or any similar state or local Law that remains unsatisfied and (vi) no individual who has performed services for the Company or any of its Subsidiaries has been improperly excluded from participation in any Benefit Plan, and neither the Company nor any of its Subsidiaries has any direct or indirect liability, whether actual or contingent, with respect to any misclassification of any person as an independent contractor rather than as an employee, with respect to any misclassification of any employee as exempt versus non-exempt, or with respect to any employee leased from another employer.  As of the date hereof, to the Knowledge of the Company, no current executive has given notice of termination of employment with the Company or any of its Subsidiaries.

4.16                        Intellectual Property.

(a)                                 Section 4.16(a) of the Company Disclosure Letter sets forth a true and complete list of all material Owned Intellectual Property that is registered or subject of a pending application (the “Registered Owned Intellectual Property”), indicating for each item, as applicable, the registration or application number, the date of filing or issuance, the applicable filing jurisdiction, names of all current applicant(s) and registered owner(s). Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries have complied with all necessary requirements to preserve and maintain each item of Registered Owned Intellectual Property in full force and effect.

(b)                                 Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries own or have the right to use all Intellectual Property and IT Assets used in or held for use in their business as presently conducted, and neither the Merger nor the other transactions contemplated by this Agreement will impair or otherwise adversely affect any such rights.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, all Owned Intellectual Property is valid, subsisting and enforceable, and is not subject to any outstanding order, judgment, decree or Contract adversely affecting the Company’s or its Subsidiaries’ use of Owned Intellectual Property in their business as presently conducted or their rights thereto.

(c)                                  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries own all Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries (“Owned Intellectual Property”), free and clear of Liens, other than Permitted Liens.

(d)                                 Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, to the Knowledge of the Company, the products and services of, and conduct of the businesses of, the Company and its Subsidiaries as currently sold or conducted, as applicable, do not infringe upon or misappropriate the Intellectual Property rights of any third party. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, as of the date hereof, since January 1, 2015, neither the Company nor any of its Subsidiaries has received any written notice from a third party, and there are no pending or, to the Knowledge of the Company, threatened claims (including in the form of written offers or invitations to license) that (A) assert the infringement or misappropriation of any Intellectual Property rights of a third party or (B) pertain to or challenge the validity, enforceability, priority or registrability of, or any right, title or interest of the Company or any of its Subsidiaries with respect to, any Owned Intellectual Property.

(e)                                  To the Knowledge of the Company, no third party is infringing, misappropriating, misusing, diluting or violating any Owned Intellectual Property.  None of the Company nor any of its Subsidiaries has made any written or, to the Knowledge of the Company, oral claim against any third party alleging the infringement, misappropriation, misuse, dilution or violation of any Owned Intellectual Property.

(f)                                   Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries have taken reasonable measures to protect and maintain the confidentiality of all Trade Secrets that are owned by the Company and its Subsidiaries and to the Knowledge of the Company, there has been no unauthorized disclosure by the Company or any of its Subsidiaries of any such Trade Secrets.

(g)                                  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the IT Assets owned, used or held for use by the Company or any of its Subsidiaries (i) operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by the Company and its Subsidiaries in connection with their business as presently conducted and (ii) are, to the Knowledge of the Company, free from any software defects and do not contain any “back door,” “time bomb,” “Trojan horse,” “worm” or “virus.” Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries have implemented commercially reasonable backup and disaster recovery technology.

4.17                        Insurance.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, all insurance policies and surety bonds carried by or covering the Company or its Subsidiaries, together with adequately capitalized self-insured arrangements (collectively, the “Insurance Policies”) provide coverage in such amounts and with respect to such risks and losses as is adequate for the respective businesses and operations of the Companies and its Subsidiaries.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Insurance Policies are in full force and effect, and, as of the date of this Agreement, no notice of cancellation has been received by the Company or any of its Subsidiaries with respect to any Insurance Policy which has not been cured by the payment of premiums that are due.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, all premiums and other amounts payable to date by or on behalf of the Company or its Subsidiaries under the Insurance Policies have been paid and the Company and its Subsidiaries have complied with the other terms and provisions of the Insurance Policies.  The insurance coverage provided by the Insurance Policies (including as to deductibles and self-insured retentions) is substantially consistent with the Company’s past practices.

4.18                        Brokers and Finders.  Neither the Company nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Merger or the other transactions contemplated in this Agreement except that the Company has employed Merrill Lynch, Pierce, Fenner & Smith Incorporated, as its financial advisor.

4.19                        Affiliate Transactions.  As of the date of this Agreement, there are no transactions, arrangements or Contracts between the Company and its Subsidiaries, on the one hand, and its Affiliates (other than its wholly owned Subsidiaries) or other Persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

4.20                        No Other Representations.  Except for the representations and warranties contained in Article V, the Company agrees and acknowledges that neither Parent or Merger Sub nor any Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information provided or made available to the Company in connection with the transactions contemplated by this Agreement, including information conveyed at management presentations, in virtual data rooms or in due diligence sessions and, without limiting the foregoing, including any estimates, projections, predictions or other forward-looking information.

ARTICLE V

Representations and Warranties of Parent and Merger Sub

Except as set forth in the corresponding sections or subsections of the disclosure letter in agreed form delivered to the Company by Parent contemporaneously with this Agreement (the “Parent Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Letter will be deemed disclosure with respect to any other section or subsection of the Parent Disclosure Letter only to the extent that the relevance of such item to such section or subsection is reasonably apparent on its face), Parent and Merger Sub each hereby represent and warrant to the Company that:

5.1                               Organization, Good Standing and Qualification.  Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted.  Each of Parent and Merger Sub is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in such good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.  Prior to the date of this Agreement, Parent has made available to the Company a complete and correct copy of the articles of incorporation and bylaws or comparable governing documents of Parent and Merger Sub, each as amended to the date of this Agreement and each as so delivered is in full force and effect and Parent and

Merger Sub are each not in violation (other than immaterial violations) of any of their respective provisions.

5.2                               Corporate Authority.  Each of Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger.  This Agreement has been duly executed and delivered by each of Parent and Merger Sub and is a valid and binding Contract of, Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Enforceability Exception.

5.3                               Governmental Filings; No Violations; Etc.

(a)                                 No notices, reports or other filings are required to be made by Parent or Merger Sub with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Parent or Merger Sub from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby, other than (i) the filing of the Articles of Merger; (ii) compliance with the applicable requirements of the HSR Act; (iii) compliance with the applicable requirements of the Competition Act; and (iv) notices, reports, filings, consents, registrations, approvals, permits or authorizations that the failure to obtain would not reasonably be expected to have a Parent Material Adverse Effect (items (i) through (iv), collectively, the “Parent Approvals”).

(b)                                 The execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby will not, constitute or result in (i) a breach or violation of, or a default under, the articles of incorporation or bylaws of Parent or Merger Sub, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, the creation or acceleration of any obligations under or the creation of a Lien on any of the assets of Parent or Merger Sub pursuant to, any Contracts binding upon Parent or Merger Sub or, assuming (solely with respect to performance of this Agreement and consummation of the Merger and the other transactions contemplated hereby) compliance with the matters referred to in Section 5.3(a), under any Law to which Parent or Merger Sub is subject; or (iii) any change in the rights or obligations of any party under any of such Contracts, except, in the case of clauses (ii) or (iii) above, as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

5.4                               Litigation.  As of the date of this Agreement, there are no Actions pending or, to the Knowledge of Parent, threatened against Parent or Merger Sub that seek to enjoin, or would reasonably be expected to have the effect of preventing or making illegal, any of the transactions contemplated by this Agreement, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

5.5                               Capitalization of Merger Sub.  The authorized capital stock of Merger Sub consists solely of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding.  All of the issued and outstanding capital stock of Merger Sub has been at all times, including at the Effective Time, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent.  Merger Sub has not conducted any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person prior to the date of this Agreement and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

5.6                               Financing.

(a)                                 Parent has delivered to the Company a true, accurate and complete copy of the fully executed debt commitment letter, dated as of August 15, 2016 (together with all annexes, schedules and exhibits thereto) from the banks named therein to Parent (collectively, the “Debt Financing Commitment Letter”), pursuant to the terms, but subject to the conditions, of which the lender parties thereto have committed to provide Parent and Merger Sub with debt financing in the amounts set forth therein for purposes of, among other things, financing the Merger and the other transactions contemplated by this Agreement, paying related fees and expenses (such debt financing, as it may be modified (to the extent permitted by this Agreement), the “Debt Financing”).   The Debt Financing Commitment Letter has not been amended, modified or waived in any manner prior to the date of this Agreement and, as of the date of this Agreement, no such amendment, modification or waiver is pending or contemplated.  As of the date of this Agreement, neither Parent nor its Subsidiaries has entered into any side letter or other agreement relating to the funding of the Debt Financing, other than as set forth in the Debt Financing Commitment Letter and the fee letters related thereto and there are no arrangements related to the Debt Financing that would be reasonably be expected to affect the availability of the Debt Financing.  The proceeds of the Debt Financing (both before and after giving effect to the exercise of any or all “market flex” provisions related thereto), together with cash on hand and each long-term debt financing that replaces all or a portion of the Debt Financing (each such debt financing, each of which shall have conditions to the availability and funding of the proceeds thereof that are no more restrictive, taken as a whole, than the Financing Conditions (as defined below), a “Replacement Financing”, and collectively, the “Replacement Financings”), will be sufficient for the payment of the Merger Amount when due on the Closing.  As of the date of this Agreement, the commitments contained in the Debt Financing Commitment Letter have not been withdrawn, terminated or rescinded in any respect.  As of the date of this Agreement, the Debt Financing Commitment Letter is in full force and effect and represents a valid, binding and enforceable obligation of Parent and, to the Knowledge of Parent, each other party thereto, to provide the financing contemplated thereby subject only to the satisfaction or waiver of the conditions precedent set forth in Section 1 of the Debt Financing Commitment Letter (the “Financing Conditions”) and subject to the Enforceability Exception.  Parent has fully paid (or caused to be paid) any and all commitment fees and other amounts that are due and payable on or prior to the date of this Agreement in connection with the Debt Financing.  As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default on the part of Parent, or to the Knowledge of Parent, any other party thereto, under the Debt Financing Commitment Letter, which breach or default would reasonably be expected to result in the inability of Parent to satisfy (or materially delay the ability of Parent to satisfy) any of the Financing Conditions on or prior to the Closing Date.  As of the date of this Agreement, Parent has no reason to believe that it or any other party thereto will be unable to satisfy the Financing Conditions at or prior to the time contemplated hereunder for the Closing.  Parent understands and acknowledges that under the terms of this Agreement, Parent’s obligation thereunder is not in any way contingent upon or otherwise subject to Parent’s consummation of any financing arrangements, Parent’s obtaining of any financing or the availability, grant, provision or extension of any financing to Parent.

(b)                                 The Debt Financing, when funded in accordance with the Debt Commitment Letter, together with cash on hand and the proceeds of the Replacement Financings, if any, will provide Parent with financing on the Closing Date that is sufficient for (i) the payment of the aggregate consideration payable by Parent on the Closing Date pursuant to Article III hereof and (ii) the payment of all costs, fees and expenses required to be borne by Parent and its Affiliates in connection with this Agreement on the Closing Date.

5.7                               Ownership of Company Common Stock.  Neither Parent nor any of its Subsidiaries is, or has been at any time during the period commencing four years prior to the date hereof (i) an “interested shareholder” of the Company, as such term is defined in Section 302A.673 of the MBCA or (ii) a “Related Person” as such term is defined in the Company’s articles of incorporation.

5.8                               No Other Representations.  Except for the representations and warranties contained in Article IV, each of Parent and Merger Sub agrees and acknowledges that neither the Company nor any Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information provided or made available to Parent or Merger Sub in connection with the transactions contemplated by this Agreement, including information conveyed at management presentations, in virtual data rooms or in due diligence sessions and, without limiting the foregoing, including any estimates, projections, predictions or other forward-looking information.

ARTICLE VI

Covenants

6.1                               Interim Operations.

(a)                                 From the date of this Agreement and until the Effective Time or the earlier termination of this Agreement, except as (w) otherwise expressly contemplated by this Agreement, (x) required by applicable Laws (y) set forth in Section 6.1 of the Company Disclosure Letter or (z) consented to in writing by Parent (which consent will not be unreasonably withheld, conditioned or delayed), the Company will, and will cause each of its Subsidiaries to, conduct its business in the ordinary course of business consistent with past practice and in compliance with all applicable Laws, and will, and will cause each of its Subsidiaries to, use its reasonable best efforts to preserve intact its present business organization, maintain in effect all of its Permits, keep available the services of its directors, officers and employees and maintain existing relations and goodwill with Governmental Entities, customers, distributors, lenders, partners, suppliers and others having material business associations with it or its Subsidiaries.  Without limiting the generality of the foregoing and subject to the exceptions set forth in the foregoing clauses (w), (x), (y) and (z), from the date of this Agreement until the

Effective Time, the Company will not and will not permit its Subsidiaries to do any of the following:

(i)                                     adopt or propose any change in its articles of incorporation or bylaws or such other similar applicable governing instruments;

(ii)                                  merge or consolidate the Company or any of its Subsidiaries with any other Person, or restructure, reorganize or completely or partially liquidate;

(iii)                               other than capital expenditures covered by clause (x) below, acquire assets (whether by merger, tender offer, consolidation, purchase of property or otherwise) outside of the ordinary course of business from any other Person with a value or purchase price in the aggregate in excess of $10,000,000 in any transaction or series of related transactions;

(iv)                              issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of capital stock of the Company or any of its Subsidiaries including Shares and/or Class B Shares (other than the issuance, sale, pledge, disposition, grant, transfer, lease, license, guaranty or encumbrance of shares by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary) or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities, except for the issuance of Shares pursuant to awards or rights outstanding as of the date of this Agreement in accordance with the terms of the Stock Plans, or as may be granted in accordance with, or otherwise in compliance with, the terms of this Agreement;

(v)                                 create or incur any material Lien on any of the assets including any material Owned Intellectual Property, other than Permitted Liens;

(vi)                              make any loans, advances or capital contributions to, guarantees of or investments in any Person (other than (1) between or among the Company and/or one or more direct or indirect wholly owned Subsidiary of the Company or (2) advances made in the ordinary course of business consistent with past practice to employees of the Company and its Subsidiaries for reimbursement of routine travel or business expenses in accordance with the terms of the applicable policy in effect on the date of this Agreement);

(vii)                           declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for dividends paid by any wholly owned Subsidiary to the Company or to any other wholly owned Subsidiary or any dividends required to be paid under any credit facility filed as an exhibit in the Company Reports filed with the SEC since June 28, 2014); provided, that the Company may make, declare and pay one regular quarterly cash dividend in each quarter of the fiscal year with a record date consistent with the record date for each quarterly period for the fiscal year ended June 27, 2015; provided, further, that such dividend per share shall not exceed (A) $0.39 per quarter for dividends with respect to fiscal year 2017 and (B) $0.41 per quarter for dividends with respect to fiscal year 2018;

(viii)                        reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any capital stock or securities convertible or exchangeable into or exercisable for any shares of capital stock of the Company or any of its Subsidiaries;

(ix)                              incur any Indebtedness, or issue or sell any debt securities or warrants or other rights to acquire any debt security of the Company or any of its Subsidiaries, except for Indebtedness (A) that is to be paid off in full and without penalty at or prior to the Effective Time and (i) incurred in the ordinary course of business consistent with past practice pursuant to existing Contracts, or (ii) incurred to replace, renew, extend, refinance or refund any existing Indebtedness of the Company or any of its Subsidiaries, (B) incurred as intercompany Indebtedness solely among the Company and its direct or indirect wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries or (C) Indebtedness not to exceed $10,000,000 in aggregate principal amount outstanding at any time incurred by the Company or any of its Subsidiaries that is to be paid off in full and without penalty at or prior to the Effective Time other than in accordance with clauses (A) through (B);

(x)                                 make or authorize any capital expenditures or series of related capital expenditures that are not in the ordinary course of business consistent with past practice;

(xi)                              (A) except as required by Law (including the legal obligation under the National Labor Relations Act or similar national and provincial Canadian laws to bargain in good faith to reach a labor contract with a labor organization that has been certified as the bargaining agent for the designated employee group) enter into any Contract that would have been a Material Contract had it been entered into prior to this Agreement or (B) amend or modify in a material manner or terminate any Material Contract, or cancel, modify in a material manner or waive any debts, rights, or claims thereunder (other than as permitted pursuant to Section 6.1(a)(ix));

(xii)                           make any changes with respect to accounting policies or procedures, except as required by changes in applicable GAAP;

(xiii)                        (A) waive, release, settle or compromise any pending Action against the Company or any of its Subsidiaries other than settlements or compromises of any Action (1) in which the amount paid by or on behalf of the Company or any of its Subsidiaries in settlement or compromise does not exceed $1,000,000 individually or $3,000,000 in the aggregate and (2) that would not impose any material restrictions on the business or operations of the Company or its Subsidiaries or (B) commence, join or appeal in any Action, other than in the ordinary course of business;

(xiv)                       (A) make or change any material Tax election, (B) change the Company’s or any of its Subsidiaries’ method of accounting for Tax purposes, (C) file any material amended Tax Return, (D) settle, concede, compromise or abandon any material Tax claim or assessment, (E) surrender any right to a refund of material Taxes or (F) consent to any extension or waiver of the limitation period applicable to any claim or assessment with respect to material Taxes;

(xv)                          fail to use commercially reasonable efforts to maintain in full force and effect the Insurance Policies covering the Company and its Subsidiaries and their respective properties, assets and businesses in a form and amount consistent with past practice;

(xvi)                       transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any material assets (including any material Owned Intellectual Property), licenses, operations, product lines, businesses or interests of the Company or its Subsidiaries, including capital stock of any of its Subsidiaries, in each case except (1) in the ordinary course of business consistent with past practice, (2) for sales of obsolete assets or (3) for transactions involving a de minimis amount of assets in the aggregate;

(xvii)                    except as required pursuant to existing written Benefit Plans in effect prior to the date of this Agreement or as otherwise required by applicable Law and except as contemplated by this Agreement, (A) pay, grant or provide any severance or termination payments or benefits to any director, officer, contractor or employee of the Company or any of its Subsidiaries; (B) increase the compensation, bonus or pension, welfare, severance or other benefits of, pay any bonus, incentive or retention payments to, or make any equity awards to any director, officer, contractor or employee of the Company or any of its Subsidiaries, except for increases in base salary in the ordinary course of business consistent with past practice for employees who are not officers; (C) establish, adopt, amend or terminate any Benefit Plan or amend the terms of any outstanding equity-based awards; (D) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Benefit Plan; (E) change in any material respect any actuarial or other assumptions used to calculate funding obligations with respect to any Benefit Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP; (F) forgive any loans to directors, officers or employees of the Company or any of its Subsidiaries; or (G) hire or terminate without cause any executive officer or any employee with a target annual compensation opportunity in excess of $200,000, other than any such hire that is a replacement hire to fill a position in existence as of the date of this Agreement;

(xviii)                 other than in compliance with Section 6.2, take any action or omit to take any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article VII not being satisfied;

(xix)                       communicate with the directors, officers, employees or consultants of the Company regarding the compensation, benefits or other treatment they will receive in connection with the Merger or after the Closing, other than communications that are not inconsistent with (a) the terms of this Agreement or (b) previous public announcements or communications; or

(xx)                          agree, authorize or commit to do any of the foregoing actions or enter into any Contracts with respect to any of the foregoing actions.

(b)                                 Nothing contained in this Agreement is intended to give Parent or Merger Sub the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of Parent and the Company will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their respective operations.

(c)                                  From and after the date of this Agreement, the Company will notify Parent promptly of any notice or other communication received by the Company or any of its Subsidiaries from the PBGC regarding any defined benefit pension plan of the Company or any of its Subsidiaries other than routine notices in the ordinary course of business. In the event of any such notice or communication, the Company will consult with Parent with respect to any communications with the PBGC or its representatives and will act in accordance with Section 6.1(c) of the Company Disclosure Letter.

6.2                               Acquisition Proposals.

(a)                                 No Solicitation.  The Company agrees that, except as expressly permitted by this Section 6.2, neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries will, and that it will direct its and its Subsidiaries’ employees, investment bankers, lenders, attorneys, accountants, agents and other advisors or representatives (such directors, officers, employees, investment bankers, lenders, attorneys, accountants, agents and other advisors or representatives, collectively, “Representatives”) not to, directly or indirectly:

(i)                                     initiate, solicit, knowingly facilitate or knowingly encourage any inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal;

(ii)                                  engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any non-public information to any third party relating to, any Acquisition Proposal, except to notify such third party of the existence of this Section 6.2;

(iii)                               enter into any letter of intent or similar document, or any agreement or commitment, providing for any Acquisition Proposal; or

(iv)                              grant any waiver, amendment or release under any standstill or confidentiality agreement in connection with an Acquisition Proposal; provided, however, that if the board of directors of the Company determines in good faith, after consultation with outside legal counsel, that it would be inconsistent with the Company’s directors’ fiduciary obligations under applicable Law not to do so, the Company may waive any standstill or similar provisions in any agreement to which it is a party to the extent necessary to permit a person to make, on a confidential basis to the board of directors of the Company, an Acquisition Proposal.

Without limiting the foregoing, the parties agree that any breach of the foregoing by the Representatives of the Company or its Subsidiaries, in each case, acting by or on behalf of the Company, shall be deemed to be a breach of this Section 6.2 by the Company.

(b)                                 Notwithstanding anything in this Agreement to the contrary, prior to the time, but not after, the Requisite Company Vote is obtained, if the Company receives a written Acquisition Proposal that did not result from a breach of this Section 6.2 and which the board of directors of the Company determines in good faith to be bona fide, the Company and its Representatives may (A) provide information to the Person who made such Acquisition Proposal, but only if the Company receives from the Person so requesting such information an executed confidentiality agreement on terms not less restrictive to the other party than those contained in the Confidentiality Agreement (excluding any standstill provision), in which case any standstill provision applicable to Parent and Merger Sub shall become of no further force or effect,  and, to the extent such information has not been previously made available to Parent, promptly makes available to Parent any information the Company discloses to such Person or its Representatives; (B) engage or participate in any discussions or negotiations with such Person and its Representatives; and (C) after having complied with Section 6.2(c), approve, recommend, or otherwise declare advisable or propose to approve, recommend or declare advisable (publicly or otherwise) such Acquisition Proposal, if and only to the extent that, (x) prior to taking any action described in clause (A), (B) or (C) above, the board of directors of the Company determines in good faith after consultation with outside legal counsel that failure to take such action, in light of the Acquisition Proposal and the terms of this Agreement, would be inconsistent with the Company’s directors’ fiduciary duties under applicable Law, (y) in each such case referred to in clause (A) or (B) above, the board of directors of the Company has determined in good faith based on the information then available and after consultation with outside legal counsel and financial advisor that such Acquisition Proposal either constitutes a Superior Proposal or is reasonably likely to result in a Superior Proposal, and (z) in the case referred to in clause (C) above, the board of directors of the Company determines in good faith after consultation with outside legal counsel and financial advisor that such Acquisition Proposal is a Superior Proposal.

(c)                                  No Change of Recommendation.  Except as expressly permitted by this Section 6.2, neither the board of directors of the Company nor any committee thereof shall, directly or indirectly, (i) (A) change, qualify, withhold, withdraw or modify, or publicly propose or announce its intention to change, qualify, withhold, withdraw or modify, in each case in any manner adverse to Parent, the Company Recommendation, (B) approve or recommend to the shareholders of the Company, or publicly propose or announce its intention to approve or recommend to the shareholders of the Company, an Acquisition Proposal or (C) following the public announcement of an Acquisition Proposal, fail to publicly reaffirm the Company Recommendation within ten Business Days (or if the Shareholders Meeting is to occur prior to the tenth Business Day, such period ending on the Business Day prior to the Shareholders Meeting) after Parent so requests in writing; provided, that such reaffirmation may indicate, if applicable and in addition to the reaffirmation of the Company Recommendation, that the board of directors of the Company continues to evaluate such Acquisition Proposal in a manner consistent with the terms of this Agreement; provided, further, that  Parent shall only be entitled to make one such request with respect to any Acquisition Proposal and one request with respect to each material amendment, modification or change thereto (any action described in this clause (i) being referred to as a “Change of Recommendation”); or (ii) authorize, cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, acquisition agreement, merger agreement, joint venture agreement or other similar agreement with respect to, or that is intended or would reasonably be expected to lead to, any Acquisition Proposal (other than a confidentiality agreement entered into in accordance with Section 6.2(b)).  Notwithstanding anything to the contrary set forth in this Agreement, at any time after the date of this Agreement and prior to the time, but not after, the Requisite Company Vote is obtained, the board of directors of the Company may make a Change of Recommendation if (1) such action is taken in response to an Intervening Event and (2) prior to taking such action, the board of directors of the Company has determined in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with the Company’s directors’ fiduciary duties under applicable Law; provided, however, that prior to making such Change of Recommendation, (x) the Company has given Parent at least four Business Days prior written notice of its intention to take such action, and has provided a description of the Intervening Event, and (y) upon the end of such notice period, the board of directors of the Company shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by Parent (to the extent Parent proposes any revisions to the Company), and shall have determined, after consultation with its financial advisors and outside legal counsel, that the failure to make a Change of Recommendation would be inconsistent with the Company’s directors’ fiduciary duties under applicable Law.  Notwithstanding anything to the contrary set forth in this Agreement, at any time after the date of this Agreement and prior to the time, but not after, the Requisite Company Vote is obtained, the board of directors of the Company may, in response to any Acquisition Proposal that was not the result of a breach of this Section 6.2, make a Change of Recommendation and/or take the actions specified in Section 8.3(a) if the board of directors of the Company determines in good faith, after consultation with outside legal counsel and its financial advisor, that such Acquisition Proposal is a Superior Proposal and failure to take such action would be inconsistent with the Company’s directors’ fiduciary duties under applicable Law; provided, however, that the Company will not make a Change of Recommendation and/or take any action pursuant to Section 8.3(a) with respect to a Superior Proposal unless: (x) the Company notifies Parent in writing, four Business Days in advance, that it intends to take action pursuant to Section 8.3(a) with respect to a Superior Proposal, which notice will specify the identity of the party who made such Superior Proposal and the material terms and conditions of such Superior Proposal and attach the most current version of the agreement reflecting such terms and conditions; and (y) after providing such notice and prior to making a Change of Recommendation and/or taking any action pursuant to Section 8.3(a) with respect to a Superior Proposal, the Company will negotiate in good faith with Parent during such four Business Day period (to the extent that Parent indicates to the Company that Parent desires to negotiate) with respect to, and will consider in good faith, any changes to this Agreement agreed to be made in writing by Parent so that such Superior Proposal ceases to constitute a Superior Proposal; provided, that in the event that the financial or material terms of such Acquisition Proposal is thereafter modified by the party making such Acquisition Proposal, the Company will provide written notice of such modified Acquisition Proposal and will again comply with this Section 6.2(c), except that the deadline for such new written notice will be reduced to three Business Days (rather than the four Business Days otherwise contemplated by this Section 6.2(c).

(d)                                 Certain Permitted Disclosure.  Nothing contained in this Agreement will be deemed to prohibit the Company from complying with its disclosure obligations under applicable U.S. federal or state Law with regard to an Acquisition Proposal; provided, however, that nothing in this Section 6.2 shall permit the Company to effect a Change of Recommendation (including compliance with its disclosure obligations under applicable U.S. federal or state Law with regard to an Acquisition Proposal) without complying with Section 6.2(c) and, for the avoidance of doubt, any such disclosure that does not reaffirm the Company Recommendation (other than a “stop, look and listen” communication by the board of directors of the Company to the Company’s shareholders pursuant to Rule 14d-9(f) of the Exchange Act) shall be deemed to be a Change of Recommendation and Parent will have the right to terminate this Agreement as set forth in Section 8.4(a).

(e)                                  Existing Discussions.  The Company agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal.  The Company also agrees that as soon as reasonably practicable it will request each Person that has within the twelve months prior to the date hereof executed a confidentiality agreement in connection with such Person’s consideration of an acquisition of the Company or any of its Subsidiaries to return or destroy all confidential information heretofore furnished to such Person by or on behalf of the Company or any of its Subsidiaries or any of their respective Representatives.

(f)                                   Notice.  The Company agrees that it will promptly (and, in any event, within 48 hours) notify Parent if any proposals or offers with respect to an Acquisition Proposal are received by, any non-public information with respect to an Acquisition Proposal is requested from, or any discussions or negotiations with respect to an Acquisition Proposal are sought to be initiated or continued with, it or any of its Representatives indicating, in connection with such notice, the identity of the Person making the proposal or offer and the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed Contracts) and thereafter will keep Parent promptly informed of the status of any such discussions or negotiations. In the event that any party modifies the financial or other material terms of its Acquisition Proposal, the Company will notify Parent orally and in writing within 48 hours of receipt of such modification of the fact that such Acquisition Proposal has been modified and the terms of such modification (including, if applicable, copies of any written documentation reflecting such modification).  The Company agrees that it and its Subsidiaries will not enter any confidentiality (or similar) agreement subsequent to the date of this Agreement that prohibits the Company from providing to Parent such material terms and conditions. The Company will promptly (and in any event within 48 hours thereafter) notify Parent of the identity of any Person with which the Company enters into such a confidentiality (or similar) agreement.

6.3                               Proxy Filing; Information Supplied.  The Company will prepare and file with the SEC, as promptly as practicable after the date of this Agreement, and in any event, within 30 calendar days after the date of this Agreement, a Proxy Statement in preliminary form relating to the Shareholders Meeting.  As promptly as practicable after the date of this Agreement, and, in any event, within 20 calendar days of this Agreement, the Company will prepare and provide to Parent a reasonably complete draft of the preliminary Proxy Statement.    The Company agrees, as to it and its Subsidiaries, that at the date of mailing to shareholders of the Company and at the time of the Shareholders Meeting (a) the Proxy Statement will comply in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder and (b) none of the information supplied by it or any of its Subsidiaries for inclusion or incorporation by reference in the Proxy Statement will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Parent agrees, as to it and its Affiliates, that at the date of mailing to shareholders of the Company and at the time of the Shareholders Meeting, none of the information supplied by it or any of its Affiliates for inclusion or incorporation by reference in the Proxy Statement will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company will promptly notify Parent of the receipt of all comments of the SEC with respect to the Proxy Statement and of any request by the SEC for any amendment or supplement thereto or for additional information and will promptly provide to Parent copies of all correspondence between the Company and/or any of its Representatives and the SEC with respect to the Proxy Statement.  The Company and Parent will each use its reasonable best efforts to promptly provide responses to the SEC with respect to all comments received on the Proxy Statement by the SEC and the Company will cause the definitive Proxy Statement to be mailed (i) if the SEC provides comments to the preliminary Proxy Statement, promptly after the date the SEC staff advises that it has no further comments thereon or that the Company may commence mailing the Proxy Statement or (ii) if, within 10 calendar days after the filing of the preliminary Proxy Statement, the Company has not received comments to the Preliminary Proxy Statement, promptly after such 10th calendar day.

6.4                               Shareholders Meeting.  The Company will take, in accordance with applicable Law and its articles of incorporation and bylaws, all action necessary to convene a meeting of holders of Shares (the “Shareholders Meeting”) as promptly as practicable (and in any event no more than 30 Business Days) after the date of mailing of the Proxy Statement to consider and vote upon the adoption of this Agreement.  Subject to Section 6.2(b) and 6.2(c), the board of directors of the Company will recommend such adoption and will take all lawful action to solicit the Requisite Company Vote at the Shareholders Meeting.  The Company will keep Parent reasonably informed regarding the solicitation efforts and proxy tallies following the mailing of the Proxy Statement.  Notwithstanding anything in this Agreement to the contrary, the Company may only postpone or adjourn the Shareholders Meeting (i) to solicit additional proxies for the purpose of obtaining the Requisite Company Vote, (ii) for the absence of a quorum, (iii) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that the Company has determined based on advice of outside legal counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated to the Company’s shareholders within a reasonable amount of time in advance of the Shareholders Meeting, (iv) if, based on advice of outside counsel, the Company determines that the failure to postpone or adjourn would reasonably be expected to be a violation of any applicable Order or Law, or (v) with the written consent of Parent, which may be withheld in its sole discretion.  Without limiting the generality of the foregoing, but subject to Section 6.2(c), the Company’s obligations pursuant to the first sentence of this Section 6.4 will not be affected by (i) the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal or (ii) the board of directors of the Company making a Change of Recommendation.

6.5                               Reasonable Best Efforts.

(a)                                 Subject to the terms and conditions of this Agreement (including Section 6.5(d)), prior to the Closing, Parent and the Company shall use their respective reasonable best efforts to take, or cause to be taken, all reasonable actions, and to do, or cause to be done, all reasonable things necessary, proper or advisable under any applicable Laws to consummate and make effective the Merger as promptly as practicable, including (i) the preparation and filing of all forms, registrations and notifications required to be filed to consummate the Merger, (ii) using reasonable best efforts to satisfy the conditions to consummating the Merger, (iii) using reasonable best efforts to obtain (and to cooperate with each other in obtaining) any consent, authorization, expiration or termination of a waiting period, permit, Order or approval of, waiver or any exemption by, any Governmental Entity (which actions shall include furnishing all information and documentary material required under the HSR Act and the Competition Act, to the extent necessary, proper or advisable) required to be obtained or made by Parent, Merger Sub, the Company or any of their respective Subsidiaries in connection with the Merger or the taking of any action contemplated by this Agreement, (iv) defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger, (v) using reasonable best efforts to obtain (and to cooperate with each other in obtaining) any consent, approval of, waiver or any exemption by, any non-governmental third party, in each case, to the extent necessary, proper or advisable in connection with the Merger, and (vi) the execution and delivery of any reasonable additional instruments necessary to consummate the Merger and to fully carry out the purposes of this Agreement.

(b)                                 Parent and the Company shall each keep the other apprised of the status of matters relating to the completion of the Merger and work cooperatively in connection with obtaining all required consents, authorizations, Orders or approvals of, or any exemptions by, any Governmental Entity undertaken pursuant to the provisions of this Section 6.5.  In that regard, prior to the Closing, each party to this Agreement shall promptly (i) consult with the other parties to this Agreement with respect to and provide any necessary information and assistance as the other parties may reasonably request with respect to (and, in the case of correspondence, provide the other parties (or their counsel) with copies of) all notices, submissions or filings made by or on behalf of such party with any Governmental Entity or any other information supplied by or on behalf of such party to, or correspondence with, a Governmental Entity in connection with this Agreement and the Merger, and (ii) inform the other parties to this Agreement, and if in writing, furnish the other parties with copies of (or, in the case of oral communications, advise the other parties orally of) any communication from or to any Governmental Entity regarding the Merger, and permit the other parties the opportunity to review and discuss in advance, and consider in good faith the views of the other parties in connection with, any proposed communication or submission with any such Governmental Entity to the extent practicable; provided, however, that Parent shall have the principal responsibility for devising and implementing the strategy for obtaining any necessary antitrust consents or approvals.  No party shall participate in any substantive meeting with any

Governmental Entity in connection with this Agreement and the Merger unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives the other party the opportunity to attend and participate therein or thereat. Notwithstanding the foregoing and subject to the Confidentiality Agreement and the Joint Defense Agreement between Parent, the Company and their respective counsel dated July 19, 2016, Parent and the Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 6.5(b) as “Outside Counsel Only Material.”  Such materials and the information contained therein shall be given only to the outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Parent or the Company, as the case may be) or its legal counsel.  Notwithstanding anything to the contrary contained in this Section 6.5, materials provided pursuant to this Section 6.5 may be redacted (i) to remove references concerning the valuation of the Company and the Merger, (ii) as necessary to comply with contractual arrangements and (iii) as necessary to address reasonable privilege concerns.

(c)                                  The Company and Parent shall use reasonable best efforts to make or file with the appropriate Governmental Entity all filings, forms, registrations and notifications required to be filed to consummate the Merger under any applicable Antitrust Law, and subsequent to such filings and subject to the terms and conditions of Section 6.5(b), the Company and Parent will, respond to inquiries from Governmental Entities, or provide any supplemental information that may be requested by Governmental Entities, in connection with filings made with such Governmental Entities.  The Company and Parent shall file their notification and report forms under the HSR Act no later than ten Business Days after the date of this Agreement or when advisable (but in  no event later than 20 Business Days after the date of this Agreement).  The Company and Parent shall file with the Canadian Commissioner of Competition (“Competition Commissioner”) a notification pursuant to subsection 114(1) of the Competition Act no later than ten Business Days after the date of this Agreement or when advisable (but in  no event later than 20 Business Days after the date of this Agreement), and the Parent shall, within such time, make a submission to the Competition Commissioner in support of a request for an advance ruling certificate or, if the Competition Commissioner is not prepared to issue an advance ruling certificate, a no-action letter.  Subject to Section 6.5(b) and the last sentence of this Section 6.5(c), in the event that the parties receive a request for information or documentary material pursuant to any Antitrust Law, including the HSR Act and/or Competition Act (a “Second Request”), the parties will use their respective reasonable best efforts to submit an appropriate response to, and to certify compliance with, such Second Request as promptly as practicable, and counsel for both parties will closely cooperate during the entirety of any such Second Request review process; provided, however, in no event shall Parent or the Company delay certification of compliance with any such Second Request beyond such date that is six months after the date hereof, except pursuant to a timing, settlement or similar agreement that is otherwise in accordance with the provisions of this Section 6.5(c).  Notwithstanding anything herein to the contrary, neither Parent nor the Company, without the other party’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed) shall (i) enter into any timing, settlement or similar agreement, or otherwise agree or commit to any arrangement, that would have the effect of extending, suspending, lengthening or otherwise tolling, beyond the date that is six months after the date hereof, the expiration or termination of the waiting period applicable to the Merger under the HSR Act or, (ii) enter into any timing or similar agreement, or otherwise agree or commit to any arrangement, that would bind or commit the parties not to complete the Merger (or that would otherwise prevent or prohibit the parties from completing the Merger) prior to any date that is after the date that is six months from the date hereof.

(d)                                 Notwithstanding anything to the contrary set forth in this Agreement, Parent and the Company shall, if required to permit the satisfaction of the conditions set forth in Section 7.1(b) and Section 7.1(c) as promptly as practicable, but subject to the last sentence of this Section 6.5(d)), (i) propose, negotiate, commit to, effect and agree to, by consent decree, hold separate order, or otherwise, the sale, divestiture, license, holding separate, and other disposition of the businesses, assets, properties, products,  product lines, and equity interests of Parent, the Company, and their respective Subsidiaries and take such action or actions that would in the aggregate have a similar effect, (ii) create, terminate, or divest relationships, ventures, contractual rights or obligations of Parent, the Company or their respective Subsidiaries, and (iii) otherwise take or commit to take any action that would limit Parent’s freedom of action with respect to, or its ability to retain or hold, directly or indirectly, any businesses, assets, equity interests, products, product lines or properties of the Parent or Company (including any of their respective Subsidiaries); provided, that any such sales, divestitures, licenses, holdings, dispositions, restrictions, changes or similar effects are conditioned upon and become effective only from and after the Effective Time; provided, however, that nothing contained in this Agreement shall require Parent or the Company to take, or cause to be taken, or commit to take, or commit to cause to be taken, any divestiture, license, hold separate, sale or other disposition (A) that would constitute a Triggering Divestiture or (B) of, or with respect to, Parent’s “CINTAS” trademark or trade name.

(e)                                  In furtherance and not in limitation of the covenants of the parties contained in this Section 6.5, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging the Merger or any other transaction contemplated by this Agreement as violative of any Antitrust Law, each of the Company and Parent shall use reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger; provided, that Parent shall bear all costs and expenses associated with contesting or resisting any such action or proceeding.

6.6                               Information; Status.  The Company and Parent each will, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the transactions contemplated by this Agreement.  Subject to applicable Law and except as required by any Governmental Entity or any legally binding obligation to a third party, the Company and Parent each will keep the other apprised of the status of matters relating to completion of the Merger and the other transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as the case may be, or any of its Subsidiaries, from any third party and/or any Governmental Entity to the extent related to the Merger and the other transactions contemplated by this Agreement.  The Company will give prompt notice to Parent of any change, fact or condition that would be reasonably expected to have a Material Adverse Effect or result in any failure of any condition to Parent’s obligations to effect the Merger and Parent will give prompt notice to the Company of any change, fact or condition that would be reasonably expected to have a Parent Material Adverse Effect or result in any failure of any condition to the Company’s obligations to effect the Merger.

6.7                               Access and Reports.  For the period beginning on the date of this Agreement and ending on the earlier of (a) the Effective Time and (b) the termination of this Agreement in accordance with its terms, subject to applicable Law, upon reasonable notice, the Company will (and will cause its Subsidiaries to) afford Parent’s officers and other authorized Representatives reasonable access, during normal business hours, to its employees, properties, books, Contracts and records (including, for the avoidance of doubt, such items that are reasonably necessary, proper and appropriate to assist Parent in its review of the draft Proxy Statement) and, during such period, the Company will (and will cause its Subsidiaries to) furnish reasonably promptly to Parent all information concerning its business, properties and personnel as may reasonably be requested; provided, that no investigation pursuant to this Section 6.7 will affect or be deemed to modify any representation or warranty made by the Company herein; provided, further, that the foregoing will not require the Company (i) to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company, after consultation with outside legal counsel, would result in the disclosure of any Trade Secrets of third parties or violate any of its obligations with respect to confidentiality if the Company used reasonable best efforts to obtain the consent of such third party to such inspection or disclosure, (ii) take any action that would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other applicable privilege applicable to such documents or information or (iii) to take any action that would give rise to a material risk of a competitor of the Company or any of its Subsidiaries receiving information that is competitively sensitive; provided, however, that in such instances such party shall inform the other party of the general nature of the information being withheld and, upon the other party’s request, reasonably cooperate with the other party to provide such information, in whole or in part, in a manner that would not result in any of the outcomes described in the foregoing clauses (i) through (iii).  All such information will be governed by the terms of the Confidentiality Agreement.

6.8                               Financing and Financing Cooperation.

(a)                                 Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, advisable or proper to obtain the Debt Financing contemplated by the Debt Financing Commitment Letter on or prior to the Closing Date on the terms and conditions described in the Debt Financing Commitment Letter, including using reasonable best efforts to:  (i) maintain in effect the Debt Financing Commitment Letter and any Definitive Debt Financing Agreements and comply with its obligations thereunder; (ii) satisfy (or, if deemed advisable by Parent, seek a waiver of) on a timely basis all conditions to the funding of the Debt Financing (including the Financing Conditions) set forth in the Debt Financing Commitment Letter and the Definitive Debt Financing Agreements, in each case, within the control of Parent and required to be satisfied by it; (iii) negotiate and enter into definitive debt financing agreements on a timely basis on the terms and subject to the conditions contemplated by the Debt Financing Commitment Letter (including, if necessary, any “flex” provisions) (the “Definitive Debt Financing Agreements”); and (iv) if the Debt Financing is

necessary to consummate the transactions contemplated hereby and the conditions set forth in Section 7.1 and Section 7.2 and the Financing Conditions have been satisfied or, upon funding would be satisfied, enforce all of its rights under the Debt Financing Commitment Letter of the Definitive Debt Financing Agreements and cause the Financing Source Parties to fund the full amount of the Debt Financing.  Parent shall give the Company prompt written notice (i) of, to the Knowledge of Parent, any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to result in breach or default) by any party to the Debt Financing Commitment Letter, (ii) if and when, to the Knowledge of Parent, any portion of the Debt Financing contemplated by the Debt Financing Commitment Letter may not be available on the Closing Date for the purposes of consummating the transactions contemplated by this Agreement, and (iii) of any expiration or termination of the Debt Financing other than an expiration or termination in accordance with the terms of the Debt Financing Commitment Letter.  Upon the reasonable request of the Company, Parent shall keep the Company informed on a reasonably current basis with reasonably detailed information about the status of its efforts to obtain the Debt Financing contemplated by the Debt Financing Commitment Letter and the Replacement Financings, if any, and provide to the Company copies of all material definitive documents related to the Debt Financing (provided, however, any fee letter may be customarily redacted in respect of (x) fee amounts and pricing and (y) terms of any market flex in a manner reasonably satisfactory to the Financing Source Parties).  If the Debt Financing is necessary to consummate the transactions contemplated hereby, then neither Parent nor any of its Subsidiaries shall take any action that could reasonably be expected to materially delay or prevent the consummation of the transactions contemplated hereby, including the Debt Financing.

(b)                                 Prior to the Closing, Parent shall not, and shall not permit Merger Sub to, agree to or permit any termination, amendment or other modification of the Debt Financing Commitment Letter or Definitive Debt Financing Agreements if such termination, amendment or modification (i) reduces the aggregate amount of proceeds of the Debt Financing (including by way of increased OID or fees) necessary to pay the Merger Amount or (ii) imposes new or additional conditions or otherwise modifies any of the Financing Conditions or other terms in a manner that would reasonably be expected to (x) materially delay or prevent the Closing or (y) make the timely funding of the Debt Financing or satisfaction of the Financing Conditions materially less likely to occur, other than, in each case, (A) a waiver of any closing conditions by lender(s) or their agent or (B) to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Financing Commitment Letter as of the date hereof or to reassign titles to such parties who had executed the Debt Financing Commitment Letter  as of the date hereof; provided, that Parent shall have the right to substitute other financing for all or any portion of the Debt Financing from the same and/or alternative Financing Source Parties as set forth (and subject to the requirements) below, without the Company’s prior written consent.  Upon any such amendment, modification or substitution (including with any Replacement Financing), the term “Debt Financing Commitment Letter” and “Definitive Debt Financing Agreements” shall mean the Debt Financing Commitment Letter or Definitive Debt Financing Agreement, as applicable, as so amended or modified and shall include the related commitment letters, engagement letters, term sheets and other definitive agreements with respect to each Replacement Financing; provided, that in the event the commitments under the Debt Financing Commitment Letter are reduced as a result of or in connection with any Replacement Financing, the term “Debt Financing” shall be deemed to include such Replacement Financing.

Parent shall promptly deliver to the Company copies of any such material amendment or other modification of the Debt Financing Commitment Letter.

(c)                                  Parent shall have the right to substitute the proceeds of consummated equity offerings or debt offerings or other incurrences of debt for all or any portion of the Debt Financing contemplated by the Debt Financing Commitment Letter by reducing commitments under the Debt Financing Commitment Letter; provided, that (i) to the extent any such equity or debt has a scheduled special or mandatory redemption right, such right is not exercisable prior to the earliest of the consummation of the Merger on the Closing Date, the termination of this Agreement and the End Date and (ii) the conditions to the use of such proceeds to pay the Merger Amount when due shall be no more restrictive, taken as a whole, than the Financing Conditions.

(d)                                 If all or any portion of the Debt Financing necessary to pay the Merger Amount becomes unavailable, then Parent shall promptly notify the Company of such unavailability and the reasons therefore and use its reasonable best efforts to (i) arrange to obtain, as promptly as practicable, from the same and/or alternative Financing Source Parties, alternative financing in an amount sufficient to pay the Merger Amount when due containing conditions to closing and funding that (A) are not more onerous, taken as a whole, than the Financing Conditions and (B) would not reasonably be expected to delay or prevent the Closing and (ii) obtain, and when obtained, promptly deliver to the Company copies of the new financing commitment letter that provides for such alternative financing.  In the event any alternative financing is obtained in accordance with this Section 6.8(d) (“Alternative Financing”), references in this Agreement to the Debt Financing shall also be deemed to refer to such Alternative Financing, and if one or more commitment letters or definitive financing agreements are entered into or proposed to be entered into in connection with such Alternative Financing, references in this Agreement to the Debt Financing Commitment Letter and the Definitive Debt Financing Agreements shall also be deemed to refer to such commitment letters and definitive financing agreements relating to such Alternative Financing, and all obligations of Parent pursuant to this Section 6.8 shall be applicable thereto to the same extent as Parent’s obligations with respect to the Debt Financing.

(e)                                  The Company shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its and their respective officers, directors, employee, attorneys, accountants and other Representatives to, use reasonable best efforts to provide at Parent’s sole cost and expense all customary cooperation reasonably requested by Parent that is necessary in connection with arranging, obtaining and syndicating the Debt Financing and the Replacement Financings, if any, to the extent that the participation by members of management of the Company is reasonably necessary in connection therewith and causing, to the extent within the Company’s control, the conditions in the Debt Financing Commitment Letter and the Definitive Debt Financing Agreements to be satisfied, and that is customarily provided for financings of the type contemplated by the Debt Financing Commitment Letter, including using reasonable best efforts in (i) (A) designating one or more members of senior management of the Company to participate in, at reasonable times and upon reasonable notice, a reasonable number of lender and investor presentations and rating agency materials and presentations and (B) assisting with the preparation of customary offering and syndication documents and materials of Parent, including registration statements, prospectuses and prospectus supplements, private placement or offering memoranda, bank information memoranda, lender and investor presentations, and similar documents and materials, in connection with the Debt Financing (all such documents and materials, collectively, the “Offering Documents”), (ii) furnishing to Parent all Company Information (including execution of customary authorization and management representation letters) as may be reasonably requested by Parent to assist in the preparation of the Offering Documents, (iii) providing information that is reasonably available or readily obtainable regarding the Company and its Subsidiaries reasonably necessary to assist Parent in preparing Parent’s pro forma financial statements to the extent such financial statements would be required by SEC Regulation S-X for registered offerings of securities in connection with the Debt Financing, and designating, upon request, whether any such information is suitable to be made available to lenders and other investors who do not wish to receive material non-public information, (iv) designating one or more members of senior management of the Company to participate, at reasonable times and upon reasonable notice, in due diligence sessions, drafting sessions, management presentations, rating agency presentations (subject to customary confidentiality provisions), lender meetings (including one-on-one meetings) and one or more road shows, (v) assist the Parent in obtaining any corporate credit and family ratings, and if applicable, facility ratings from any rating agencies, (vi) requesting the Company’s independent auditors to cooperate with Parent’s independent auditors, participate in customary accounting due diligence sessions and provide customary accountant’s comfort letters and consents relating to information contained in the Company Reports that is used in any prospectus or offering document for the Debt Financing, (vii) assisting in the preparation of, and executing and delivering at the Closing, Definitive Debt Financing Agreements and related definitive documents, including guarantees (if required) and other customary certificates and documents as may be requested by Parent, (viii) cooperating with Parent in seeking from the Company’s existing lenders and/or noteholders such waivers, amendments, supplements, consents or payoff letters which may be reasonably requested by Parent or necessary in connection with the Debt Financing , (ix) providing at least three Business Days prior to the anticipated Closing all documentation and other information about the Company or any of its Subsidiaries required by applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, to the extent reasonably requested at least nine Business Days prior to the anticipated Closing, and (x) taking all corporate actions, subject to the occurrence of the Effective Time, reasonably requested by Parent to permit the consummation of the Debt Financing.

(f)                                   Notwithstanding anything in this Section 6.8 to the contrary, in fulfilling its obligations pursuant to this Section 6.8, (i) none of the Company, its Subsidiaries or its or their respective officers, directors, employees and agents or other Representatives shall be required to (w) pay any commitment or other fee, provide any security or incur any Cost or obligation in connection with the Debt Financing prior to the Effective Time, except such expenses for which Parent is obligated to reimburse the Company, (x) take or permit the taking of any action that would reasonably be expected to conflict with, result in any violation or breach of, or default (with or without lapse of time, or both) under, the Company’s articles of incorporation or bylaws or the organizational documents of any Subsidiary of the Company, or any applicable Law or material contracts of the Company or any of its Subsidiaries, (y) pass resolutions or consents or approve or authorize the execution of the Debt Financing or the delivery of any legal opinions, or (z) provide any cooperation that, in the opinion of the Company, would unreasonably interfere with the ongoing operations of the Company and its

Subsidiaries, and (ii) Parent shall reimburse the Company for all reasonable and documented out-of-pocket costs and expenses incurred by the Company or any of its Subsidiaries in connection with fulfilling its obligations pursuant to this Section 6.8 (including reasonable attorneys’ fees, but excluding, for the avoidance of doubt, the costs of the preparation of any annual or quarterly historical financial statements).  Parent shall indemnify and hold harmless the Company and its Subsidiaries (and their respective Representatives) from and against any and all Costs suffered or incurred by them in connection with the Debt Financing, except in the event such loss or damage arises out of or results from the gross negligence, willful misconduct or bad faith by the Company or its Subsidiaries in fulfilling their obligations pursuant to this Section 6.8.  Notwithstanding anything to the contrary contained in this Section 6.8, the condition set forth in Section 7.2(b) as it applies to the Company’s obligations under this Section 6.8, shall automatically be deemed satisfied, except to the extent the Company has breached its obligations under this Section 6.8, Parent has provided written notice to the Company of such breach within five (5) Business Days of first becoming aware of such breach and the Company fails to cure such breach by the earlier of five (5) Business Days after such notice is provided or the End Date.  Subject to Parent’s indemnification obligations under this Section 6.8, the Company hereby consents to the use of all of its and its Subsidiaries’ corporate logos in connection with the initial syndication or marketing of such Debt Financing; provided, that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.

6.9                               Stock Exchange Delisting.  Prior to the Closing Date, the Company will cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of Nasdaq to enable the delisting by the Surviving Corporation of the Shares from Nasdaq and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten calendar days after the Closing Date.

6.10                        Publicity.  The initial press release regarding this Agreement and the Merger will be a joint press release.  Thereafter each of the Company, Parent and Merger Sub agrees that without the prior written consent of the other parties hereto (which consent will not be unreasonably withheld, conditioned or delayed), it will not issue any press releases or otherwise make a public announcement with respect to the Merger and the other transactions contemplated by this Agreement, including by making any filings with any third party and/or any Governmental Entity (including Nasdaq) with respect thereto, except as may be required by Law or by obligations pursuant to any listing Contract with or rules of Nasdaq or by the request of any Governmental Entity; provided, however, that the restrictions set forth in this Section 6.10 shall not apply to (a) any release or announcement made or proposed to be made to the extent related to a Change of Recommendation or an Acquisition Proposal or (b) any release or announcement that is consistent in all material respects with previous press releases, public disclosures or public statements made by a party hereto in accordance with this Agreement, in each case under this clause (b) to the extent such disclosure is still accurate.

6.11        Employee Benefits.

(a)           During the one (1) year period following the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to provide each employee of the Company and any Subsidiary who continues to be employed by the Surviving Corporation or any Subsidiary thereof following the Effective Time (the “Continuing Employees”) with base wages or salary, bonus opportunities and benefits substantially comparable to the wages or salary, bonus opportunities and benefits that are provided to similarly situated employees of Parent.  Notwithstanding any other provision in this Agreement to the contrary, Parent shall cause the Surviving Corporation to continue (i) the G&K Services, Inc. Executive Severance and Change in Control Policy as in effect immediately prior to the Effective Time, (ii) a severance program consistent with the terms set forth in Exhibit C to the Company Disclosure Letter, in case of clauses (i) and (ii), for a period of one (1) year following the Effective Time, and (iii) a retention program consistent with the terms set forth in Exhibit B and in Section 6.1(a) to the Company Disclosure Letter for a period in accordance with the terms thereof.

(b)           Parent shall (i) use reasonable best efforts to cause any pre-existing conditions or limitations, actively-at-work requirements and eligibility waiting periods under any group health plans of Parent or its Affiliates that the Continuing Employees are eligible to participate in to be waived with respect to Continuing Employees and their eligible dependents to the extent such conditions, limitations or periods were satisfied under a similar Benefit Plan, and (ii) use commercially reasonable efforts to give each Continuing Employee credit for the plan year in which the Effective Time occurs towards applicable deductibles, coinsurance and annual out-of-pocket limits for expenses incurred prior to the Effective Time for which payment has been made.  To the extent that it would not result in a duplication of benefits and to the extent that such service was recognized under a similar Benefit Plan, Parent shall give each Continuing Employee service credit for such Continuing Employee’s employment with the Company and with any entity with respect to which the Company provides service credit for purposes of eligibility to participate and vesting credit (but excluding benefit accrual under a defined benefit pension plan) under each applicable Parent benefit plan, as if such service had been performed with Parent.

(c)           If requested by Parent in writing within 30 Business Days prior to the Effective Time, effective immediately prior to, and contingent upon, the Closing, the Company will adopt such resolutions and/or amendments to terminate each Benefit Plan listed in Section 6.11(c) of the Company Disclosure Letter (each, a “Terminated Plan”).  Prior to the Effective Time, the Company will provide Parent with a copy of the resolutions and/or plan amendments (the form and substance of which will be subject to review and approval by Parent) evidencing that each Terminated Plan has been terminated.

(d)           On or before January 31, 2017, the Company shall submit to the IRS a complete Application for Determination for Employee Benefit Plan on Form 5300, in accordance with applicable IRS guidance and with all required user fees and documentation, with respect to each of (i) the G&K Services Pension Plan, (ii) the G&K Services Non-Contributory Pension Plan for Collective Bargaining Employees, (iii) if requested by Parent prior to September 30, 2016 upon advice from counsel, the G&K Services 401(k) Savings Incentive Plan, and (iv) if

requested by Parent prior to September 30, 2016 upon advice from counsel, the G&K Services Thrift and Retirement Plan.

(e)           Nothing in this Agreement shall confer upon any Continuing Employee or other service provider any right to continue in the employ or service of Parent, the Surviving Corporation or any Affiliate of Parent.  Parent, the Surviving Corporation or any of their Affiliates may terminate the employment or service of any Continuing Employee or other service provider at any time for any reason whatsoever, with or without cause.  In no event shall the terms of this Agreement be deemed to (i) establish, amend, or modify any Benefit Plan or any “employee benefit plan” as defined in Section 3(3) of ERISA, or any other benefit plan, program, agreement or arrangement maintained or sponsored by Parent, Surviving Corporation, the Company or any of their Subsidiaries or Affiliates or (ii) without limiting any of the obligations of Parent or the Surviving Corporation under this Article VI, alter or limit the ability of Parent, the Surviving Corporation or any of their Subsidiaries or Affiliates to amend, modify or terminate any Benefit Plan or any other compensation or benefit or employment plan, program, agreement or arrangement after the Closing Date. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 6.11 shall create any third-party beneficiary rights in any Continuing Employee or current or former service provider of the Company or its Affiliates (or any beneficiaries or dependents thereof).

6.12        Expenses.  Except as otherwise provided in Section 8.5 and except for the filings fees associated with the Company Approvals, the Parent Approvals and any other filings with Governmental Entities contemplated by Section 6.5, which fees will be divided equally between the Company and Parent, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement will be paid by the party incurring such expense.

6.13        Indemnification; Directors’ and Officers’ Insurance.

(a)           From and after the Effective Time, Parent will, and will cause the Surviving Corporation to, indemnify and hold harmless each present and former director and officer of the Company or any of its Subsidiaries (in each case, when acting in such capacity) (the “Indemnified Persons”), determined as of the Effective Time, against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities (collectively, “Costs”) incurred by such Indemnified Person in connection with any Action, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time (including in connection with the approval of this Agreement, the Merger and the other transactions contemplated hereby or arising out of or pertaining to such transactions), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been authorized to indemnify such Indemnified Persons under its articles of incorporation or bylaws in effect on the date of this Agreement (and Parent will or will cause the Surviving Corporation to advance expenses as incurred to the fullest extent authorized under applicable Law; provided, that the Indemnified Person to whom expenses are advanced provides the undertaking required by applicable Law to repay such advances if it is ultimately determined that such Indemnified Person is not entitled to indemnification).

(b)           For a period of at least six (6) years from and after the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation shall include provisions for indemnification, advancement of expenses and exculpation of the Indemnified Persons on the same basis as set forth in the certificate of incorporation and bylaws of the Company in effect on the date of this Agreement. Following the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain in effect the provisions in its certificate of incorporation and bylaws providing for indemnification, advancement of expenses and exculpation of the Indemnified Persons, as applicable, with respect to the facts or circumstances occurring at or prior to the Effective Time to the fullest extent authorized from time to time under applicable Law, and such provisions shall not be amended except as required by applicable Law or to make changes permitted by applicable Law that would enlarge the scope of the Indemnified Persons’ indemnification rights thereunder.

(c)           Prior to the Effective Time, the Company will and, if the Company is unable to, Parent will cause the Surviving Corporation as of the Effective Time to, obtain (and, in either case, Parent shall cause the Surviving Corporation to keep in effect thereafter) “tail” insurance policies for the extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies for a claims period of at least six years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s insurance carriers as of the date hereof with respect to directors’ and officers’ liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability that are comparable to the Company’s existing policies with respect to any matter existing or occurring at or prior to the Effective Time (including in connection with the approval of this Agreement, the Merger and the other transactions contemplated hereby or arising out of or pertaining to such transactions), provided that the cost thereof does not exceed an amount equal to 300% of the annual premiums currently paid by the Company for such insurance (which premium amount the Company represents and warrants is as set forth in Section 6.13 of the Company Disclosure Letter).  If the Company and the Surviving Corporation for any reason fail to obtain such insurance policies as of the Effective Time, the Surviving Corporation will, and Parent will cause the Surviving Corporation to, continue to maintain in effect for a period of at least six years from and after the Effective Time the D&O Insurance in place as of the date hereof with terms, conditions, retentions and limits of liability that are comparable to the insureds as provided in the Company’s existing policies as of the date hereof, or the Surviving Corporation will, and Parent will cause the Surviving Corporation to, purchase comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are comparable to the insureds as provided in the Company’s existing policies as of the date hereof with respect to any matter existing or occurring at or prior to the Effective Time (including in connection with the approval of this Agreement, the Merger and the other transactions contemplated hereby or arising out of or pertaining to such transactions); provided, however, that in no event will Parent or the Surviving Corporation be required to expend for such policies pursuant to this sentence an annual premium amount in excess of 200% of the annual premiums currently paid by the Company for such insurance.

(d)           If Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of that consolidation or merger; or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, Parent shall cause proper provisions to be made prior to the consummation of any transaction of the type described in clause “(i)” or “(ii)” so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume all of the obligations set forth in this Section 6.13.

(e)           This Section 6.13 is intended for the irrevocable benefit of, and to grant third party rights to, the Indemnified Persons and shall be binding on all successors and assigns of Parent and the Surviving Corporation. Each Indemnified Person shall be a third-party beneficiary of this Section 6.13 and entitled to enforce the covenants contained in this Section 6.13. If any Indemnified Person makes any claim for indemnification or advancement of expenses under this Section 6.13 that is denied by Parent or the Surviving Corporation and a court of competent jurisdiction determines that the Indemnified Person is entitled to such indemnification, then Parent or the Surviving Corporation shall pay such Indemnified Person’s costs and expenses, including reasonable legal fees and expenses, incurred in connection with pursuing such claim against Parent or the Surviving Corporation. The rights of the Indemnified Persons under this Section 6.13 shall be in addition to any rights that such Indemnified Person may have under the organizational documents of the Company or under any applicable Contracts, insurance policies or applicable Laws.

6.14        Other Actions by the Company.

(a)           Takeover Statutes.  If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, the Company and its board of directors will grant such approvals and take such actions as are necessary so that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

(b)           Section 16 Matters.  Prior to the Effective Time, the Company will take such steps as may be reasonably requested by Parent to cause dispositions of Company equity securities (including derivative securities) in connection with the transactions contemplated by this Agreement by each director or officer of the Company who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt from Section 16(b) of the Exchange Act pursuant to Rule 16b-3 promulgated under the Exchange Act.

(c)           Director Resignations.  Except as may otherwise be agreed by Parent, the Company will use its reasonable best efforts to obtain and deliver to Parent at the Closing evidence reasonably satisfactory to Parent of the resignation effective as of the Effective Time, of those directors of the Company and any of its Subsidiaries who are in office immediately prior to the Effective Time.

6.15        Shareholder Litigation.  If any shareholder litigation related to this Agreement, the Merger or the other transactions contemplated by this Agreement is brought, or, to the Knowledge of the Company, threatened in writing, against the Company and/or the members of the board of directors of the Company prior to the Effective Time, the Company will (i) promptly notify Parent and will keep Parent reasonably informed with respect to the status thereof and (ii) provide Parent with the opportunity to participate in the defense or settlement of such litigation. Neither the Company nor any Subsidiary or Representative of the Company will compromise, settle or agree to compromise or settle any such shareholder litigation or consent to the same, unless Parent will have consented in writing (such consent not to be unreasonably withheld, conditioned or delayed).

ARTICLE VII

Conditions

7.1          Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver (where permissible under applicable Law and in writing) at or prior to the Effective Time of each of the following conditions:

(a)           Shareholder Approval.  This Agreement shall have been duly adopted by holders of Shares constituting the Requisite Company Vote in accordance with applicable Law and the articles of incorporation and bylaws of the Company.

(b)           Regulatory Consents.  Any applicable waiting period (or any extension thereof) under the HSR Act shall have expired or been terminated and the Competition Act Approval shall have been obtained.

(c)           Litigation.  No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger (collectively, an “Order”).

7.2          Conditions to Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver (in writing) by Parent at or prior to the Effective Time of the following additional conditions:

(a)           Representations and Warranties.  (i) Except for the representations and warranties in Section 4.2(a) (Capital Structure), Section 4.3(a) (Corporate Authority; Approval and Fairness), Section 4.12 (Takeover Statutes) and Section 4.18 (Brokers and Finders), the representations and warranties of the Company set forth in this Agreement shall be true and correct in all respects as of the date of this Agreement and as of and as though made on the Closing Date (except for any representations and warranties that expressly relate to a specified date, which representation and warranty shall have been true and correct as of such specified date), except where the failures of such representations and warranties to be so true and correct, individually or in the aggregate, have not, and would not reasonably be expected to have a Material Adverse Effect; provided, however, that for purposes of determining the accuracy of such representations and warranties, no effect shall be given to any materiality or a Material Adverse Effect qualification; (ii) the representations and warranties in Section 4.2(a) (Capital Structure) shall be true and correct in all respects as of the date of this Agreement and as of and as though made on the Closing Date (except for any representations and warranties that expressly relate to a specified date, which representation and warranty shall have been true and correct as of such specified date) except for de minimis inaccuracies; (iii) the representations and warranties in Section 4.3(a) (Corporate Authority; Approval and Fairness) and Section 4.18 (Brokers and Finders)  shall be true and correct in all material respects as of the date of this Agreement and as of and as though made on the Closing Date (except for any representations and warranties that expressly relate to a specified date, which representation and warranty shall have been true and correct as of such specified date); (iv) the representations and warranties in Section 4.12 (Takeover Statutes) shall be true and correct as of the date of this Agreement and as of and as though made on the Closing Date except for inaccuracies that do not prevent, materially delay, materially impair or have a material adverse effect on the ability of the Company to perform its obligations under this Agreement or to consummate the Merger and the other transactions contemplated hereby and (v) Parent shall have received at the Closing a certificate signed on behalf of the Company by the Chief Executive Officer or Chief Financial Officer of the Company to the effect that the conditions set forth in this Section 7.2(a) have been satisfied.

(b)           Performance of Obligations of the Company.  The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received at the Closing a certificate signed on behalf of the Company by the Chief Executive Officer or Chief Financial Officer of the Company to the effect that the conditions set forth in this Section 7.2(b) have been satisfied.

(c)           No Material Adverse Effect.  Since the date of this Agreement, no Effect shall have occurred that has had or is reasonably expected to have a Material Adverse Effect.

7.3          Conditions to Obligation of the Company.  The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver (in writing) by the Company at or prior to the Effective Time of the following additional conditions:

(a)           Representations and Warranties.  (i) The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of and as though made on the Closing Date (except for any representations and warranties that expressly relate to a specified date, which representation and warranty shall have been true and correct as of such specified date), except where the failures of such representations and warranties to be so true and correct, individually or in the aggregate, have not, and would not reasonably be expected to have, a Parent Material Adverse Effect, and (ii) the Company shall have received at the Closing a certificate signed on behalf of Parent by a senior executive officer of Parent to the effect that the conditions set forth in this Section 7.3(a) have been satisfied.

(b)           Performance of Obligations of Parent and Merger Sub.  Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received at the Closing a certificate signed on behalf of Parent and Merger Sub by a senior executive officer of Parent to the effect that the conditions set forth in this Section 7.3(b) have been satisfied.

7.4          Frustration of Conditions.  None of the Company, Parent or Merger Sub may rely, either as a basis for not consummating the Merger or the other transactions or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 7.1, Section 7.2 or Section 7.3, as the case may be, to be satisfied if such failure was caused by such party’s material breach of any provision of this Agreement.

ARTICLE VIII

Termination

8.1          Termination by Mutual Consent.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the Requisite Company Vote is obtained, by mutual written consent of the Company and Parent.

8.2          Termination by Either Parent or the Company.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the board of directors of either Parent or the Company if (a) the Merger will not have been consummated by the End Date, whether such date is before or after the date the Requisite Company Vote is obtained; provided, however, that if all of the conditions to Closing set forth in Article VII shall have been satisfied or shall be then capable of being satisfied, other than the conditions set forth in Section 7.1(b) and Section 7.1(c) (but, in the case Section 7.1(c), only if the applicable Order relates to the HSR Act or any other competition, merger control, antitrust or similar Law or regulation), the End Date may be extended by Parent or the Company, by written notice to the other party, to a date not later than November 15, 2017, (b) the Requisite Company Vote has not been obtained at the Shareholders Meeting or at any adjournment or postponement of the Shareholders Meeting taken in accordance with this Agreement or (c) any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall have become final and non-appealable; provided, that the right to terminate this Agreement pursuant to this Section 8.2 will not be available to any party that has breached in any material respect its obligations under this Agreement.

8.3          Termination by the Company.  This Agreement may be terminated by the Company and the Merger may be abandoned by written notice of the Company to Parent:

(a)           at any time prior to the time the Requisite Company Vote is obtained, if (i) the Company is not in breach of any of the terms of Section 6.2 (other than an immaterial breach), and (ii) the Company, prior to or simultaneously with such termination, pays to Parent in immediately available funds the Termination Fee pursuant to Section 8.5; or

(b)           (i) the Company is not then in material breach of this Agreement and (ii) there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement, or any such representation and warranty will have become untrue after the date of this Agreement (as if made on such subsequent date), in each case such that Section 7.3(a) or 7.3(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within the earlier of (i) 30 calendar days after written notice thereof is given by the Company to Parent and (ii) the date that is three Business Days prior to the End Date.

8.4          Termination by Parent.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by written notice of Parent to the Company if:

(a)           the board of directors of the Company (i) has made a Change of Recommendation; (ii) following the public announcement of an Acquisition Proposal, has failed to reaffirm the Company Recommendation after receipt of a written request to do so from Parent in accordance with Section 6.2 of this Agreement; or (iii) prior to the earlier of (A) the date prior to the date of the Shareholders Meeting and (B) eleven Business Days after the commencement of a tender or exchange offer for outstanding Shares that has been publicly disclosed (other than by Parent or an Affiliate of Parent), fails to recommend against such tender offer or exchange offer;

(b)           the Company or any of its Representatives breaches any covenant contained in Section 6.2 in any material respect; or

(c)           (i) neither Parent nor Merger Sub is then in material breach of this Agreement and (ii) there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation and warranty will have become untrue after the date of this Agreement (as if made on such subsequent date), in each case such that Section 7.2(a) or 7.2(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured prior to the earlier of (i) 30 calendar days after written notice thereof is given by Parent to the Company and (ii) the date that is three Business Days prior to the End Date.

8.5          Effect of Termination and Abandonment.  Except as provided in paragraphs (a) and (b) below, in the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement will become void and of no effect with no liability to any Person on the part of any party hereto (or of any of its Affiliates or Representatives); provided, however, and notwithstanding anything herein to the contrary, that (i) no such termination will relieve any party hereto of its obligation to pay the Termination Fee or Reverse Termination Fee (as applicable), the expense obligations pursuant to this Section 8.5(c) or any damages to any other party hereto resulting from any deliberate and material breach of this Agreement and (ii) the provisions set forth in this Section 8.5 and the second sentence of Section 9.1 will survive the termination of this Agreement.

(a)                                 If this Agreement is terminated:

(i)            pursuant to Section 8.3(a);

(ii)           pursuant to Section 8.4(a) or Section 8.4(b); or

(iii)          pursuant to Section 8.2(b) or Section 8.4(c), and (A) after the date of this Agreement and prior to the date of the termination of this Agreement, any Person will have made or publicly disclosed or announced an Acquisition Proposal and (B) within 12 months after termination of this Agreement, the Company will have entered into a definitive agreement with respect to an Acquisition Proposal or consummated a transaction contemplated by an Acquisition Proposal (provided that, solely for purposes of this clause (B), the references to “15%” in the definition of “Acquisition Proposal” will be deemed to be references to “50.1%”),

then the Company will pay Parent, by wire transfer of immediately available funds, an amount equal to the Termination Fee, (x) in the case of clause (a)(i) above, prior to or on the day of such termination, (y) in the case of clause (a)(ii) above, within two Business Days of such termination and (z) in the case of clause (iii) above, on the earlier of the day the Company enters into a definitive agreement with respect to an Acquisition Proposal or consummates a transaction contemplated by an Acquisition Proposal.

(b)           If this Agreement is terminated by either Parent or the Company (i) pursuant to Section 8.2(c), but only if the applicable Order relates to the HSR Act or any other competition, merger control, antitrust or similar Law or regulation, or (ii) pursuant to Section 8.2(a) and, in the case of this clause (ii), at the time of such termination, all of the conditions set forth in Section 7.1 and Section 7.2 have been satisfied (other than (x) Section 7.1(b) or Section 7.1(c) (but, in the case Section 7.1(c), only if the applicable Order relates to the HSR Act or any other competition, merger control, antitrust or similar Law or regulation) and (y) conditions that by their nature are to be satisfied at the Closing, but that are capable of being satisfied if the Closing were to occur on the date of such termination), then Parent shall pay to the Company, by wire transfer in immediately available funds to an account specified by the Company, an amount equal to the Reverse Termination Fee; provided, however, that no Reverse Termination Fee shall be payable pursuant to this Section 8.5(b) in the event that the failure of the condition set forth in Section 7.1(b) or Section 7.1(c) (but, in the case Section 7.1(c), only if the applicable Order relates to the HSR Act or any other competition, merger control, antitrust or similar Law or regulation) to be satisfied is a result of the Company’s breach of Section 6.5 (other than any immaterial breach).  The Reverse Termination Fee due under this Section 8.5(b) shall be paid on the second Business Day immediately following the date of termination of this Agreement.

(c)           The parties each acknowledge that the agreements contained in this Section 8.5 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not have entered into this Agreement, and that any amounts payable pursuant to Section 8.5(a) do not constitute a penalty but constitute payment of liquidated damages and that each of the respective liquidated damages amounts is reasonable in light of the substantial but indeterminate harm anticipated to be caused by the other party’s breach or default under this Agreement, the difficulty of proof of loss of damages, the inconvenience and non-feasibility of otherwise obtaining an adequate remedy, and the value of the transactions to be consummated thereunder.  If either party fails to pay when due any amount payable pursuant to Section 8.5(a) or Section 8.5(b), and, in order to obtain such payment, the Company, Parent or Merger Sub commences a suit that results in a judgment against the Company or Parent (as applicable) for the fee set forth in Section 8.5(a) or Section 8.5(b) (as applicable) or any portion of such fee, the Company or Parent shall pay to Parent, Merger Sub or the Company (as applicable) its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the fee at the prime rate as published in The Wall Street Journal on the date such payment was required to be made through the date of payment.

ARTICLE IX

Miscellaneous and General

9.1          Survival.  This Article IX and the agreements of the Company, Parent and Merger Sub contained in Article III and Sections 6.12 (Expenses) and 6.13 (Indemnification; Directors’ and Officers’ Insurance) will, to the extent they contemplate performance after the Effective Time, survive the consummation of the Merger.  This Article IX and the agreements of the Company, Parent and Merger Sub contained in Section 6.12 (Expenses) and Section 8.5 (Effect of Termination and Abandonment) and the Confidentiality Agreement will survive the termination of this Agreement.  All other representations, warranties, covenants and agreements in this Agreement will not survive the consummation of the Merger or the termination of this Agreement and will terminate at the Effective Time.

9.2          Modification or Amendment.  Subject to applicable Law, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties. Notwithstanding the foregoing, Section 8.5 (Effect of Termination and Abandonment), this Section 9.2, Section 9.5 (GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL; SPECIFIC PERFORMANCE), Section 9.7 (Entire Agreement), Section 9.8 (No Third Party Beneficiaries), Section 9.10 (Severability) and Section 9.13 (Liability of Financing Source Parties) may not be amended in a manner adverse to the Financing Source Parties without the written consent of the Financing Source Parties.

9.3          Waiver of Conditions.  The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived in writing by such party in whole or in part to the extent permitted by applicable Laws.

9.4          Counterparts.  This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts will together constitute the same agreement.

9.5          GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL; SPECIFIC PERFORMANCE.

(a)           THIS AGREEMENT WILL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS WILL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION. NOTWITHSTANDING THE FOREGOING, THE MATTERS CONTAINED IN ARTICLE I, ARTICLE II AND ARTICLE III SHALL BE GOVERNED BY THE MBCA, INCLUDING MATTERS RELATING TO THE FILING OF THE ARTICLES OF MERGER AND THE EFFECTS OF THE MERGER, AND ALL MATTERS RELATING TO THE FIDUCIARY DUTIES OF THE BOARD OF DIRECTORS OF THE COMPANY SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF MINNESOTA WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES

THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION. The parties hereby irrevocably submit to the exclusive personal jurisdiction of the United States District Court for the Southern District of New York or, to the extent such court does not have subject matter jurisdiction, the Supreme Court of the State of New York, New York County, located in the Borough of Manhattan (the “Chosen Courts”) solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the Merger and the other transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any Action for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such Action may not be brought or is not maintainable in the Chosen Courts or that the Chosen Courts are an inconvenient forum or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by the Chosen Courts, and the parties hereto irrevocably agree that all claims relating to such Action or transactions will be heard and determined in the Chosen Courts.  Notwithstanding the provisions of this Section 9.5 and without limiting the provisions of Section 9.13, the Company (i) agrees that it will not, and will not permit its Affiliates to, bring or support any Action, cause of action, claim, crossclaim or third-party claim of any kind or description, whether in Law or in equity and whether in contract or in tort or otherwise, against the Financing Source Parties in any way related to this Agreement or any of the transactions contemplated by this Agreement (including any dispute arising out of or relating to the Debt Financing or the performance thereof) in any forum other than the United States District Court for the Southern District of New York or the Supreme Court of the State of New York, New York County, located in the Borough of Manhattan or, in either case, any appellate court thereof, (ii) agrees that any such Action will be governed by the laws of the State of New York, (iii) agrees to waive and hereby waives, irrevocably and unconditionally, any right to a trial by jury in any such Action and (iv) agrees to waive and hereby waives, to the fullest extent permitted by law, any objection which such party may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such Action in any such court.

(b)           EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE MERGER OR THE OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5.

(c)           The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of the Chosen Courts, this being in addition to any other remedy to which such party is entitled at Law or in equity.  Furthermore, except to the extent of any damages finally adjudicated to result from a deliberate and material breach of this Agreement by any other party hereto, under no circumstances (A) will the Company be entitled to monetary damages in excess of the Reverse Termination Fee, and (B) will Parent be entitled to monetary damages in excess of the Termination Fee. Subject to the foregoing, each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief permitted by this Agreement on the basis that (x) the other party has an adequate remedy at Law or (y) an award of specific performance is not an appropriate remedy for any reason at Law or equity.  Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Agreement will not be required to provide any bond or other security in connection with any such order or injunction.

9.6          Notices.  Any notice, request, instruction or other document to be given hereunder by any party to the others will be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile, electronic mail or overnight courier:

If to Parent or Merger Sub:

Cintas Corporation
6800 Cintas Boulevard
P.O. Box 625737
Cincinnati, Ohio
Fax: (513) 214- 2706
Email: Froomant@cintas.com
Attention:	Thomas E. Frooman
Senior Vice President, Secretary and General Counsel

with a copy (which will not constitute notice) to:

Jones Day
901 Lakeside Avenue
Cleveland, Ohio 44114
Fax: (216) 579-0212
Email:	jpdougherty@jonesday.com
Attention:	James P. Dougherty

If to the Company:

G&K Services, Inc.
5995 Opus Parkway, Suite 500

Minnetonka, MN 55343
Fax: (952) 912-5900
Email: jcotter@gkservices.com
Attention:	Jeffrey L. Cotter
Vice President, General Counsel and Corporate Secretary

with copies (which will not constitute notice) to:

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
Fax: (212) 310-8007
Email:	michael.aiello@weil.com
matthew.gilroy@weil.com
Attention:	Michael J. Aiello
Matthew J. Gilroy

and

Stinson Leonard Street LLP
150 South Fifth Street, Suite 2300
Minneapolis, MN 55402
Fax: (612) 335-1657
Email:	stephen.quinlivan@stinson.com
david.jenson@stinson.com
Attention:	Stephen M. Quinlivan
David C. Jenson

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.  Any notice, request, instruction or other document given as provided above will be deemed given to the receiving party upon actual receipt, if delivered personally; three Business Days after deposit in the mail, if sent by registered or certified mail; upon confirmation of successful transmission if sent by facsimile or upon receipt of electronic mail (provided that if given by facsimile or electronic mail such notice, request, instruction or other document will be followed up within one Business Day by dispatch pursuant to one of the other methods described herein); or on the next Business Day after deposit with an overnight courier, if sent by an overnight courier.

9.7          Entire Agreement.  This Agreement (including any exhibits hereto), the Company Disclosure Letter, and the Confidentiality Agreement, dated June 20, 2016, between Parent and the Company (the “Confidentiality Agreement”) constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof.

9.8          No Third Party Beneficiaries.  Except as provided in Section 6.13 (Indemnification; Directors’ and Officers’ Insurance), Parent and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including, the right to rely upon the representations and warranties set forth herein; provided, however, that the provisions of Section 8.5 (Effect of Termination and Abandonment), Section 9.2 (Modification or Amendment), Section 9.5 (GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL; SPECIFIC PERFORMANCE), Section 9.7 (Entire Agreement), this Section 9.8 and Section 9.10 (Severability) and Section 9.13 (Liability of Financing Source Parties) will inure to the benefit of the Financing Source Parties.  The parties hereto further agree that the rights of third party beneficiaries under Section 6.13 will not arise unless and until the Effective Time occurs.  The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto.  Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 9.3 without notice or liability to any other Person.  In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto.  Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.9          Obligations of Parent and of the Company.  Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement will be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action.  Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement will be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

9.10        Severability.  The provisions of this Agreement will be deemed severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof.  If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision will be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances will not be affected by such invalidity or unenforceability, nor will such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

9.11        Interpretation; Construction.  The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and will not be deemed to limit or otherwise affect any of the provisions hereof.  Where a reference in this Agreement is made to a Section or Exhibit, such reference will be to a Section of or Exhibit to this Agreement unless otherwise indicated.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.”  All pronouns and all variations thereof will be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the Person may require.  The defined terms contained in this Agreement are applicable to the singular, as well as to the plural, forms of such terms.  Where a reference in this Agreement is made to any Contract (including this Agreement), statute or regulation, such references are to, except as context may otherwise require, the statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of a Contract, to the extent permitted by the terms thereof); and to any section of any statute or regulation including any successor to the section and, in the case of any statute, any rules or regulations promulgated thereunder.  All references to “dollars” or “$” in this Agreement are to United States dollars.  Each party to this Agreement has or may have set forth information in its respective disclosure letter in a section of such disclosure letter that corresponds to the section of this Agreement to which it relates.  The fact that any item of information is disclosed in a disclosure schedule to this Agreement will not be construed to mean that such information is required to be disclosed by this Agreement or to otherwise imply that any such item has had or is reasonably expected to have, individually or in the aggregate, a Material Adverse Effect or otherwise represents an exception or material fact, event or circumstance for the purpose of this Agreement.  Headings inserted in the sections or subsections of a disclosure letter are for convenience of reference only and will to no extent have the effect of amending or changing the express terms of the sections or subsections set forth in this Agreement.

9.12        Assignment.  This Agreement will not be assignable by operation of Law or otherwise, except that Parent will be entitled to assign this Agreement (in whole or in part) to any Affiliate of Parent; provided, that in the case of any such assignment by Parent, Parent will remain responsible for the performance of the obligations hereunder by such Affiliate.  Any purported assignment in violation of this Agreement is void.

9.13        Liability of Financing Source Parties.  Notwithstanding anything to the contrary contained herein, the Company agrees that it will not have any rights or claims against any Financing Source Party (in their capacity as such) in connection with this Agreement, the Debt Financing or the transactions contemplated hereby or thereby, and no Financing Source Party will have any rights or claims against the Company or any of its Affiliates or Representatives in connection with this Agreement, the Debt Financing or the transactions contemplated hereby or thereby, in the case of both the Company and the Financing Source Parties, whether at law or in equity, in Contract, tort or otherwise.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

CINTAS CORPORATION

By:	/s/ Scott D. Farmer
Name: Scott D. Farmer
Title: Chief Executive Officer

BRAVO MERGER SUB, INC.

By:	/s/ Scott D. Farmer
Name: Scott D. Farmer
Title: Chief Executive Officer

G&K SERVICES, INC.

By:	/s/ Douglas A. Milroy
Name: Douglas A. Milroy
Title: Chairman and Chief Executive Officer

[Signature Page to Merger Agreement]

ANNEX A

DEFINED TERMS

“5% Holders” will have the meaning set forth in Section 4.4(c).

“Acquisition Proposal” means any proposal or offer (other than a proposal or offer by Parent, Merger Sub or their respective Affiliates) to engage in one or a series of related transactions involving the direct or indirect purchase or other acquisition (including by merger, consolidation, tender offer, exchange offer, recapitalization, reorganization, share exchange, business combination, joint venture, partnership or similar transaction involving the Company or any of its Subsidiaries) by any Person, which if consummated would result in any Person becoming the beneficial owner of, directly or indirectly, (i) 15% or more of the total voting power or economic interest in any class of equity securities of the Company or any of its material Subsidiaries or (ii) 15% or more of the consolidated total assets, measured by fair market value as of the date of such purchase or other acquisition of the Company and its Subsidiaries taken as a whole, in each case other than the Merger and the other transactions contemplated by this Agreement.

“Action” will mean any civil, criminal, administrative or other similar proceeding, litigation, audit, investigation, arbitration, action, suit, review, examination, inquiry, hearing, demand, claim or similar action (whether at Law or in equity).

“Affiliate” when used with respect to any party will mean any Person who is an “affiliate” of that party within the meaning of Rule 405 promulgated under the Securities Act.

“Agreement” will have the meaning set forth in the Preamble.

“Alternative Financing” will have the meaning set forth in Section 6.8(d).

“Antitrust Laws” means the Sherman Antitrust Act, the Clayton Antitrust Act, the HSR Act, the Federal Trade Commission Act, the Competition Act and all other federal, state and foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Applicable Date” will have the meaning set forth in Section 4.5(a).

“Articles of Merger” will have the meaning set forth in Section 1.3.

“Benefit Plans” will have the meaning set forth in Section 4.8(a).

“Book-Entry Shares” will have the meaning set forth in Section 3.1(a).

“Business Day” will mean any day ending at 11:59 p.m. (Eastern Time) other than a Saturday or Sunday or a day on which banks are required or authorized to close in the City of New York, New York.

“Bylaws” will have the meaning set forth in Section 2.2.

“Cancelled Shares” will have the meaning set forth in Section 3.1(a).

“Certificate” will have the meaning set forth in Section 3.1(a).

“Change of Recommendation” will have the meaning set forth in Section 6.2(c).

“Charter” will have the meaning set forth in Section 2.1.

“Chosen Courts” will have the meaning set forth in Section 9.5(a).

“Class B Shares” will have the meaning set forth in Section 4.2(a).

“Closing” will have the meaning set forth in Section 1.2.

“Closing Date” will have the meaning set forth in Section 1.2.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” will have the meaning set forth in the Preamble.

“Company Approvals” will have the meaning set forth in Section 4.4(a).

“Company Disclosure Letter” will have the meaning set forth in Article IV.

“Company Information” means: (i) (A) audited consolidated balance sheets and related statements of income, comprehensive income and cash flows of the Company for the three most recently completed fiscal years ended at least 60 days prior to the Closing Date prepared in accordance with GAAP, (B) unaudited interim consolidated balance sheets and related statements of income, comprehensive income and cash flows of the Company for each subsequent fiscal quarter ended at least 40 days prior to the Closing Date (but excluding any fourth quarter of any fiscal year) prepared in accordance with GAAP, in each case of the type and form required by SEC Regulation S-X for registered offerings of securities under the Securities Act; and (ii) to the extent applicable, draft comfort letters (including “negative assurance comfort”), which the auditors are prepared to deliver solely upon completion of customary procedures, and other information of the Company that is reasonably available or readily obtainable, including any information reasonably necessary for the preparation of the pro forma financial statements by Parent for use in a registered offering of securities under the Securities Act, provided that such other information is reasonably requested in writing by Parent and is of the type and only to the extent required by Regulation S-X and Regulation S-K of the SEC and other accounting rules and regulations of the SEC for registered offerings of securities under the Securities Act, all of the above (x) which when taken as a whole does not or will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such information, in light of the circumstances under which they were made, not misleading, and (y) the Company’s auditors have not withdrawn any audit opinion with respect to any financial statements contained therein.

“Company Labor Agreements” will have the meaning set forth in Section 4.15.

“Company Option” will have the meaning set forth in Section 3.3(a).

“Company Recommendation” will have the meaning set forth in Section 4.3(b).

“Company Reports” will have the meaning set forth in Section 4.5(a).

“Competition Act” means the Competition Act, R.S.C. 1985, c.C-34 and regulations thereto, as amended.

“Competition Act Approval” means (i) the issuance of an Advance Ruling Certificate and such Advance Ruling Certificate has not been rescinded prior to Closing; (ii) Parent and the Company shall have given the notice required under section 114 of the Competition Act with respect to the transactions contemplated by this Agreement and the applicable waiting period under section 123 of the Competition Act shall have expired or has been terminated in accordance with the Competition Act; or (iii) the obligation to give the requisite notice has been waived pursuant to paragraph 113(c) of the Competition Act, provided, however, that, in the case of clause (ii) or (iii), Parent has been advised in writing by the Competition Commissioner that, in effect, such person does not intend to make an application under section 92 of the Competition Act in respect of the transactions contemplated by this Agreement and such advice has not been rescinded or amended prior to Closing.

“Competition Commissioner” will have the meaning set forth in Section 9.7.

“Confidentiality Agreement” will have the meaning set forth in Section 9.7.

“Continuing Employees” will have the meaning set forth in Section 6.11(a).

“Contract” means any legally binding agreement, lease, sublease, license, contract, note, mortgage, indenture, deed of trust, franchise, concession, arrangement, obligation or other understanding (whether written or oral).

“Costs” will have the meaning set forth in Section 6.13(a).

“D&O Insurance” will have the meaning set forth in Section 6.13(b).

“Debt Financing” will have the meaning set forth in Section 5.6(a).

“Debt Financing Commitment Letter” will have the meaning set forth in Section 5.6.

“Deferred Payment” will have the meaning set forth in Section 3.3(d).

“Definitive Debt Financing Agreements” will have the meaning set forth in Section 6.8.

“Demising Leases” will have the meaning set forth in Section 4.11(a).

“Dissenting Shareholders” will have the meaning set forth in Section 3.1(a).

“Dissenting Shares” will have the meaning set forth in Section 3.1(a).

“Effective Time” will have the meaning set forth in Section 1.3.

“End Date” means August 15, 2017.

“Enforceability Exception” will have the meaning set forth in Section 4.3(a).

“Environmental Law” means any applicable federal, state, local or foreign statute, law, regulation, order, decree, permit, authorization, common law or legally binding requirement of any Governmental Entity in effect and as adopted as of or prior to the Closing Date relating to (a) the protection, investigation or restoration of the environment or natural resources, (b) the handling, use, presence, disposal, recycling, sale, distribution, labeling, importation, exportation, release or threatened release of any Hazardous Substance, or (c) noise, odor, indoor air, wetlands or any injury, or damage or threat of injury or damage to persons or property relating to exposure to or presence of any Hazardous Substance, including employee exposure.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any trade or business (whether or not incorporated) (i) under common control within the meaning of Section 4001(b)(1) of ERISA with the Company or (ii) which together with the Company is treated as a single employer under Section 414(t) of the Code.

“Exchange Act” will mean the Securities Exchange Act of 1934.

“Exchange Fund” will have the meaning set forth in Section 3.2(a).

“Excluded Share” will have the meaning set forth in Section 3.1(a).

“Financing Conditions” will have the meaning set forth in Section 5.6(a).

“Financing Source Parties” means the lenders party to the Debt Financing Commitment Letters (and any alternative debt financing sources permitted under this Agreement) (including any lenders who become party thereto by joinder) and the equityholders, controlling persons, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners of such lenders (and alternative debt financing sources permitted under this Agreement) and/or their respective Affiliates, successors and assigns.

“GAAP” means United States generally accepted accounting principles.

“Government Bid” means any offer to sell made by the Company or any Subsidiary of the Company prior to the Closing Date which, if accepted, would result in a Government Contract.

“Government Contract” means any Contract between the Company or any Subsidiary of the Company, on the one hand, and (a) any Governmental Entity, (b) any prime contractor of a Governmental Entity in its capacity as a prime contractor to any Governmental Entity, or (c) any subcontractor at any tier with respect to any Contract of a type described in clauses (a) or (b) above, on the other hand; provided, however, a task, purchase or delivery order under a Government Contract shall not constitute a separate Government Contract, for purposes of this definition, but shall be part of the Government Contract to which it relates.

“Governmental Entity” will have the meaning set forth in Section 4.4(a).

“Hazardous Substance” means any substance that is (a) listed, classified or regulated pursuant to any Environmental Law; (b) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, mold, radioactive material or radon; or (c) any other substance that may be the subject of regulatory action by any Governmental Entity in connection with any Environmental Law.

“HSR Act” will mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indebtedness” means, with respect to any Person, without duplication, as of the date of determination:  (A) all obligations of such Person for borrowed money, including accrued and unpaid interest, and any prepayment fees or penalties, (B) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (C) all obligations of such Person issued or assumed as the deferred purchase price of property (including any potential future earn-out, purchase price adjustment, release of “holdback” or similar payment, but excluding obligations of such Person incurred in the ordinary course of business), (D) all lease obligations of such Person capitalized on the books and records of such Person, (E) all Indebtedness of others secured by a Lien on property or assets owned or acquired by such Person, whether or not the Indebtedness secured thereby have been assumed, (F) all obligations of such Person under interest rate, currency or commodity derivatives or hedging transactions or similar arrangement (valued at the termination value thereof), (G) all letters of credit or performance bonds issued for the account of such Person, to the extent drawn upon, and (H) all guarantees of such Person of any Indebtedness of any other Person other than a wholly owned subsidiary of such Person.

“Indemnified Persons” will have the meaning set forth in Section 6.13(a).

“Insurance Policies” will have the meaning set forth in Section 4.17.

“Intellectual Property” means all (a) Trademarks; (b) inventions and discoveries, whether patentable or not, and all patents, registrations, invention disclosures and applications therefor, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, extensions and reissues; (c) Trade Secrets; (d) published and unpublished works of authorship, including, databases and other compilations of information, copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; (e) Internet domain names; and (f) all other intellectual property or proprietary rights.

“Intervening Event” means any event, development or change in circumstance that arises or occurs after the date of this Agreement and is material to the Company and its Subsidiaries taken as a whole, which (a) was neither known to the board of directors of the Company, nor reasonably foreseeable by the board of directors of the Company, on the date of this Agreement, and (b) does not relate to or arise out of (i) any Acquisition Proposal or the transactions contemplated by this Agreement; (ii) changes in the price or trading volume of Shares (except that the underlying cause of any such change, only to the extent such underlying cause otherwise falls within the definition of “Intervening Event”, may be considered in evaluating whether an Intervening Event has occurred); (iii) the Company Approvals or Parent Approvals or any action taken by Merger Sub or Parent or any of their Subsidiaries or Affiliates in accordance with Section 6.5 or the consequences of any such action; (iv) any event, development or change in circumstances generally affecting the principal industry in which the Company or any of the Company’s Subsidiaries operate (except to the extent such event, development or change in circumstances would reasonably be expected to have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industries in which the Company and its Subsidiaries operate); or (v) the Company or any of its Subsidiaries exceeding, or failing to meet, internal or external projections, budgets, guidance, forecasts or estimates of revenues, earnings by the Company or other financial metrics for any period (except that the underlying cause of any such failure, only to the extent such underlying cause otherwise falls within the definition of “Intervening Event”, may be considered in evaluating whether an Intervening Event has occurred).

“IRS” means the Internal Revenue Service.

“IT Assets” means computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment, as well as all associated documentation.

“Knowledge of Parent” means, with respect to any matter in question, the actual (but not constructive or imputed) knowledge without independent investigation of the Persons listed on Section A of the Parent Disclosure Letter.

“Knowledge of the Company” means, with respect to any matter in question, the actual (but not constructive or imputed) knowledge without independent investigation of the Persons listed on Section A of the Company Disclosure Letter.

“Laws” will have the meaning set forth in Section 4.9(a).

“Leases” will have the meaning set forth in Section 4.11(a).

“Leased Real Property” means the real property that is the subject of any of the Leases, including any leasehold improvements related to such Lease.

“Lien” means any mortgage, lien, pledge, charge, security interest, claim, easement, covenant, or other restriction or title matter or encumbrance of any kind.

“Material Adverse Effect” means any event, change, circumstance or effect (each an “Effect”) that, individually or in the aggregate together with all other Effects, (a) is materially adverse to the assets, cash flows, properties, operations, business, financial condition and/or results of operations of the Company and its Subsidiaries taken as a whole, except that no Effect arising out of or resulting from the following, will constitute or be taken into account in determining whether a “Material Adverse Effect” has occurred, or may occur: (i) any Effect generally affecting the economy or financial markets in the United States or elsewhere in the world (including changes in interest rates) or that are the result of armed hostilities, acts of war or terrorism; (ii) any Effect that is the result of factors generally affecting the principal industry in which the Company and its Subsidiaries operate; (iii) any Effect resulting from changes or developments in GAAP, the rules and policies of the Public Company Accounting Oversight Board or changes in applicable Law or changes in the interpretations of the foregoing; (iv) any decline in the market price or trading volume of the Shares on Nasdaq (provided that the exception in this clause (iv) will not prevent or otherwise affect a determination that any Effect underlying such decline has resulted in, or contributed to, a Material Adverse Effect); (v) any Effect resulting from (A) any failure by the Company or any of its Subsidiaries to meet any internal or external projections, budgets, guidance, forecasts or estimates of revenues, earnings by the Company or other performance metrics, or (B) any change in any analysts’ recommendations with respect to, the Company or any of its Subsidiaries (provided that the exception in this clause (v) will not prevent or otherwise affect a determination that any Effect underlying such decline has resulted in, or contributed to, a Material Adverse Effect); (vi) any Effect resulting from the entry into this Agreement or the public announcement or pendency of the transactions contemplated by this Agreement (including (A) with respect to the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with employees, customers, suppliers, distributors, landlords, business partners or regulators, in each case solely to the extent resulting from such entry, public announcement or pendency or (B) by reason of the identity of, or any facts and circumstances relating to Parent, Merger Sub or any of their respective Affiliates); (vii) any Effect relating to fluctuations in the value of any currency; (viii) any Effect resulting from any weather-related events, earthquakes, floods, hurricanes, tropical storms, fires or other natural disasters or any national, international or regional calamity; and (ix) any Effect resulting from any action taken by the Company or any of its Subsidiaries that is required by this Agreement or is taken with the consent or at the written request of Parent or Merger Sub; provided, further, that, with respect to clauses (i), (ii), (iii), (vii), and (viii) such Effect  will be taken into account in determining whether a “Material Adverse Effect” has occurred to the extent that such Effect disproportionately adversely affects the Company and its Subsidiaries, taken as a whole, relative to other participants in the industries in which the Company and its Subsidiaries operate, or (b) prevents, materially delays, materially impairs or has a material adverse effect on the ability of the Company to perform its obligations under this Agreement or to consummate the Merger and the other transactions contemplated hereby.

“Material Contracts” will have the meaning set forth in Section 4.10(a)(xiii).

“MBCA” will have the meeting set forth in the Recitals.

“Merger” will have the meaning set forth in the Recitals.

“Merger Amount” means the funds necessary to consummate the Merger and to make all payments required to be made in connection therewith, including payment of the Per Share Merger Consideration, any payments made in respect of equity compensation obligations to be paid in connection with the transactions contemplated hereby, the payment of any debt required to be repaid, redeemed, retired, cancelled, terminated or otherwise satisfied or discharged in connection with the Merger (including all Indebtedness of the Company and its Subsidiaries required to be repaid, redeemed, retired, cancelled, terminated or otherwise satisfied or discharged in connection with the Merger and the other transactions contemplated hereby) and all premiums and fees required to be paid in connection therewith and all other amounts to be paid pursuant to this Agreement and associated costs and expenses of the Merger.

“Merger Sub” will have the meaning set forth in the Preamble.

“Multiemployer Plan” will have the meaning set forth in Section 4.8(e).

“Nasdaq” means the NASDAQ Stock Market LLC.

“Net Sales” means net sales with respect to any product, product line, service or service line, in each case, in whole or in part, measured by reference to the net sales associated with such product, product line, service or service line for the fiscal year ended July 2, 2016, in the case of products, product lines, services or service lines of the Company or any of its Subsidiaries, or May 31, 2016 in the case of Parent or any of its Subsidiaries.

“Non-U.S. Benefit Plans” will have the meaning set forth in Section 4.8(p).

“Offering Documents” will have the meaning set forth in Section 6.8(e).

“Option Cash Payment” will have the meaning set forth in Section 3.3(a).

“Order” will have the meaning set forth in Section 7.1(c).

“Owned Intellectual Property” will have the meaning set forth in Section 4.16(c).

“Owned Real Property” will have the meaning set forth in Section 4.11(a).

“Parent” will have the meaning set forth in the Preamble.

“Parent Approvals” will have the meaning set forth in Section 5.3(a).

“Parent Disclosure Letter” will have the meaning set forth in Article V.

“Parent Material Adverse Effect” means any event, change, circumstance or effect that, individually or in the aggregate, prevents, materially delays, materially impairs or has a material adverse effect on the ability of Parent or Merger Sub to perform its obligations under this Agreement or to consummate the Merger and the other transactions contemplated hereby (including obtaining the financing necessary to pay the Per Share Merger Consideration).

“party” or “parties” will have the meaning set forth in the Preamble.

“Paying Agent” will have the meaning set forth in Section 3.2(a).

“PBGC” means the Pension Benefit Guarantee Corporation.

“Pension Plan” will have the meaning set forth in Section 4.8(f).

“Permits” will have the meaning set forth in Section 4.9(a).

“Permitted Liens” will mean (a) Liens for Taxes or other governmental charges, assessments, or claims for payment not yet due and payable; (b) mechanics’, warehouseman’s, materialman’s, carriers’, workmen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business not yet due and delinquent, or the validity or amount of which is being contested in good faith by appropriate Actions and which are reflected on or for which appropriate reserves have been established in the consolidated balance sheets included in the Company Reports; (c) Liens against the interest or title of a landlord or sublandlord at any Leased Real Property and the terms and conditions of any Lease or Demising Lease, (d) other encumbrances that do not, individually or in the aggregate, materially impair the continued use or operation of the specific parcel of Owned Real Property to which they relate or the conduct of the business of the Company and its Subsidiaries as presently conducted; (e)  with respect to Intellectual Property, non-exclusive licenses granted in the ordinary course of business; (f) zoning, entitlement, building code, or other land  use or environmental regulations, ordinances or legal requirements, imposed by any Governmental Entity; and (g) Liens as disclosed in the consolidated balance sheet of the Company or notes thereto (or securing liabilities reflected on such balance sheet).

“Person” will mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Per Share Merger Consideration” will have the meaning set forth in Section 3.1(a).

“Plan of Merger” will have the meeting set forth in the Recitals.

“Proxy Statement” will have the meaning set forth in Section 4.4(a).

“Record Holder” means, with respect to any Shares, a Person who was, immediately prior to the Effective Time, the holder of record of such Shares.

“Registered Owned Intellectual Property” will have the meaning set forth in Section 4.16(a).

“Replacement Financing” will have the meaning set forth in Section 5.6(a).

“Representatives” will have the meaning set forth in Section 6.2(a).

“Requisite Company Vote” will have the meaning set forth in Section 4.3(a).

“Restricted Stock” will have the meaning set forth in Section 3.3(b).

“Reverse Termination Fee” means $100,000,000.

“Sarbanes-Oxley Act” will have the meaning set forth in Section 4.5(a).

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Share” will have the meaning set forth in Section 3.1(a).

“Share Unit” will have the meaning set forth in Section 3.3(b).

“Share Unit Payment” will have the meaning set forth in Section 3.3(b).

“Shareholders Meeting” will have the meaning set forth in Section 6.4.

“Significant Subsidiary” will have the meaning set forth in Rule 1.02(w) of Regulation S-X promulgated pursuant to the Exchange Act.

“Stock Plans” will have the meaning set forth in Section 4.2(a).

“Subsidiary” means, with respect to any Person, any other Person of which (a) more than 50% of (i) the total combined voting power of all classes of voting securities, (ii) the total equity, capital or profit interests or (iii) the total economic interests of such entity, in each case, is beneficially owned, directly or indirectly, by such Person or (b) the power, by contract or otherwise, to appoint, vote or to direct the voting of sufficient securities to elect a majority of the board of directors or similar managing body of such entity is held, directly or indirectly, by such Person.

“Superior Proposal” means an unsolicited bona fide written Acquisition Proposal that would result in any Person (other than Parent or its Affiliates) becoming the beneficial owner, directly or indirectly, of all or substantially all of the assets (on a consolidated basis) or all or substantially all of the total voting power of the equity securities of the Company that the board of directors of the Company has determined in its good faith judgment is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal and the Person making the proposal, and if consummated, would result in a transaction more favorable to the Company’s shareholders than the Merger and the other transactions contemplated by this Agreement (after taking into account any revisions to the terms of the transactions contemplated by this Agreement pursuant to Section 6.2(c) and the time likely to be required to consummate such Acquisition Proposal).

“Surviving Corporation” will have the meaning set forth in Section 1.1.

“Takeover Statute” will have the meaning set forth in Section 4.12.

“Tax” includes all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, whether disputed or not.

“Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Governmental Entity relating to Taxes.

“Terminated Plan” will have the meaning set forth in Section 6.11(a).

“Termination Fee” means $60,000,000.

“Top 20 Customers” means those customers of the Company and its Subsidiaries that are the top 20 customers of the Company and its Subsidiaries, taken as a whole, measured by dollar value of total sales for the fiscal year ended July 2, 2016.

“Top 50 Customers” means those customers of the Company and its Subsidiaries that are the top 50 customers of the Company and its Subsidiaries, taken as a whole, measured by dollar value of total sales for the fiscal year ended July 2, 2016.

“Top 20 Suppliers” means those suppliers or vendors of the Company and its Subsidiaries that are the top 20 suppliers or vendors of the Company and its Subsidiaries, taken as a whole, measured by dollar value of total expenditures for the fiscal year ended July 2, 2016.

“Trade Secrets” means confidential information, trade secrets and know-how, including processes, schematics, business methods, formulae, compositions, algorithms, procedures, methods, techniques, drawings, prototypes, models, designs, customer lists and supplier lists, each, that is not generally known or disclosed and is subject to efforts that are reasonable under the circumstances to maintain its secrecy.

“Trademarks” means trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, logos, symbols, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of same.

“Triggering Divestiture” means the divestiture, license, hold separate, sale or other disposition of, or with respect to, any of the products, product lines, services or service lines, in each case in whole or in part, of the Company, Parent or any of their respective Subsidiaries representing, in the aggregate, in excess of $300,000,000 of Net Sales; provided, however, any related assets, businesses, properties, or equity interests shall not be included in the calculation of Net Sales.